                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 10-K
(Mark One)
 x      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
- - - - - - - - ---     EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended June 30, 1994

                                       OR
        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
        For the transition period from       to
        Commission file number 2-22791

                                   AGWAY INC.
               (Exact name of registrant as specified in its charter)

            Delaware                                15-0277720
(State or other jurisdiction of
incorporation or organization)        (I.R.S. Employer Identification No.)

                  333 Butternut Drive, DeWitt, New York  13214
              (Address of principal executive offices and zip code)

       Registrant's telephone number, including area code 315-449-6431

Securities registered pursuant to Section 12(b) of the Act:

      Title of each class         Name of each exchange on which registered
            None                                    None

Securities registered pursuant to Section 12(g) of the Act:
                                                    None

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 X
                                ---
                                Yes         No

           State the aggregate market value of the voting stock held by nonaffiliates of the registrant as of September 7, 1994.

           Membership Common Stock, $25 Par Value - $2,763,550.

           Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

           Class                         Outstanding at September 7, 1994
           -----                         --------------------------------
Membership Common Stock, $25 Par Value             110,542 Shares

 PAGE 1 OF    .  EXHIBIT INDEX APPEARS ON SEQUENTIALLY NUMBERED PAGE   .

                    FORM 10-K ANNUAL REPORT - 1994
              AGWAY INC. AND CONSOLIDATED SUBSIDIARIES

                        CROSS REFERENCE SHEET
                                                                   Page

                               PART I


Items 1. & 2.  Business and Properties
               Description of Business and Properties . . . .       3
               Competition. . . . . . . . . . . . . . . . . .       9
               Human Resources. . . . . . . . . . . . . . . .      10
               Regulation . . . . . . . . . . . . . . . . . .      10
               Administrative . . . . . . . . . . . . . . . .      11
               Stockholder Membership and Control of Agway. .      11
               Patronage Refunds. . . . . . . . . . . . . . .      12
Item 3.        Legal Proceedings. . . . . . . . . . . . . . .      13
Item 4.        Submission of Matters to a Vote of Security
                       Holders. . . . . . . . . . . . . . . .      14

                               PART II

Item 5.        Market for the Registrant's Common Equity and Related
                       Stockholder Matters. . . . . . . . . .      15
Item 6.        Selected Financial Data. . . . . . . . . . . .      15
Item 7.        Management's Discussion and Analysis of Financial
                       Condition and Results of Operations. .      16
Item 8.        Financial Statements and Supplementary Data. .      25
Item 9.        Changes in and Disagreements with Accountants
                       on Accounting and Financial Disclosure      25

                               PART III

Item 10.       Directors and Executive Officers of
                       the Registrant . . . . . . . . . . . .      54
Item 11.       Executive Compensation . . . . . . . . . . . .      57
Item 12.       Security Ownership of Certain Beneficial Owners
                       and Management . . . . . . . . . . . .      59
Item 13.       Certain Relationships and Related Transactions      59

                                PART IV

Item 14.       Exhibits, Financial Statement Schedules and
                       Reports on Form 8-K. . . . . . . . . .      60

               Signatures . . . . . . . . . . . . . . . . . .      74
               Appendix . . . . . . . . . . . . . . . . . . .      77

                                  PART I
Items 1 and 2.  Business and Properties
GENERAL


           Agway Inc. (the "Company" or "Agway"), incorporated under the Delaware General Corporation Law in 1964 and headquartered in
DeWitt, New York, functions as an agricultural cooperative directly engaged in product manufacturing, processing and distribution, wholesale purchasing, and the marketing of commodities for its farmer-members and other patrons in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New
Jersey, New York, Ohio, Pennsylvania, Rhode Island, and Vermont.
The Company, through certain of its subsidiaries, is involved in the distribution of petroleum products; repackaging and marketing of vegetables; underwriting and sale of certain types of property and casualty insurance; sale of health insurance; and financing. Refer to the following page which summarizes the organizational structure of Agway as of June 30, 1994.

           Operating on a cooperative basis, the Company is eligible to pay patronage refunds to members and contract patrons. For income tax purposes, Agway is subject to corporate income tax at applicable tax rates on all taxable income remaining after deductions for such patronage refunds.

           Agway Financial Corporation (AFC), a wholly owned subsidiary of Agway, is a Delaware corporation incorporated in 1986 with principal executive offices located in Wilmington, Delaware. AFC's business activities consist primarily of securing financing through bank borrowings and issuance of corporate debt instruments to provide funds to its sole stockholder, Agway, and AFC's sole wholly owned subsidiary, Agway Holdings, Inc. (AHI), and its subsidiaries, for general corporate purposes. The payment of principal and interest on this debt is absolutely and unconditionally guaranteed by Agway.

           The operations of the Company are conducted directly and through its subsidiaries and affiliates under the Agriculture & Consumer, Energy, and Financial Services Groups described below. (See Note 14 to the financial statements for financial information regarding industry segments.) In 1992, the Company initiated Customer Driven:
1995...Focusing on the 21st Century (the "Project") to restructure the Company to better focus on its members and customers and to re-engineer the Company's business processes to improve future profitability. These restructuring measures included a reduction in personnel; plants; stores; and adjustments to net realizable values of certain assets which were disposed; and resulted in a pre-tax restructuring charge of $75 million in the fourth quarter of fiscal 1992, the amount estimated at that time to be necessary to accomplish Project goals.

           Project initiatives for the Agriculture & Consumer Group were primarily focused on transferring the marketing, sales, and related operating assets of agricultural products, previously conducted through retail operations, to agricultural hubs and dedicated customer service centers. These initiatives, designed to facilitate customer order entry and to improve customer service, were implemented over the period from October 1992 through October 1993 and have increased the cost of operations during the course of their implementation. An additional initiative focused on merging 53 local store cooperatives into Agway, which was substantially completed in the fourth quarter of fiscal 1993, to provide strategic positioning in the marketplace. This initiative had the effect of incrementally increasing sales, gross margins and expenses in fiscal 1994 over preceding periods. Finally, the Agriculture &
Consumer Group closed, consolidated and/or converted various facilities to focus assets and capital into selected markets and to eliminate duplication. For the Energy Group, Project initiatives were primarily divestitures of retail locations in an effort to focus assets and capital in selected markets. In addition, sales to commercial accounts were refocused away from price-oriented accounts to service-oriented accounts. Other initiatives included personnel reductions through an early retirement program and changes in work practices, as well as a reduction in selected corporate assets through sale and/or disposal of excess assets.

           With a substantial number of its initiatives completed, the Company now estimates the total cost of the program will be $6.1 million less than the initial $75 million estimate. In the fourth quarter of fiscal 1994, therefore, excess accruals of $6.1 million were credited to operating earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more complete discussion of the financial aspects of the restructuring program. (Reference is also made to Note 14 to the financial statements with respect to financial information for each of these groups.)

         ORGANIZATIONAL STRUCTURE OF AGWAY AS OF JUNE 30, 1994




ORGANIZATIONAL CHART INSERTED HERE. SEE APPENDIX FOR NARRATIVE OF THE CONTENTS OF THE CHART.








































           Effective July 1, 1994, certain subsidiaries were merged into Agway Inc. There was no change in the reporting entity Agway Inc.
and Consolidated Subsidiaries. However, the consolidated financial statement of Agway Financial Corporation, a wholly owned subsidiary of Agway Inc., was affected. See Note 2 to the financial statements included elsewhere herein.

DISCONTINUED OPERATIONS

           On March 23, 1993, the Agway Inc. Board of Directors authorized management to sell its interest in Curtice Burns Foods, Inc. (Curtice Burns) and H. P. Hood Inc. (Hood). Agway had hired
Goldman, Sachs & Co. in February 1993 to assist in an assessment of sales alternatives with respect to Curtice Burns, and Compton &
Associates in October 1992 with respect to Hood. Agway and Goldman, Sachs & Co. later terminated this engagement and Goldman, Sachs & Co. was retained by Curtice Burns in connection with pursuing a sale of Curtice Burns. Management and the Board had specific plans for the divestiture of these operations and expected to divest of both investments in fiscal 1994; however, due to unanticipated occurrences, neither transaction was consummated by June 30, 1994. Management and the Board continue to execute their plans for sale and expect to consummate the transactions within the next fiscal year. (Reference is made to Note 17 to the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Discontinued Operations.")

           Agway's decision to sell its interest in its food processing subsidiaries (Curtice Burns and Hood) is part of the Company's overall strategic plan of focusing on its agriculture, consumer, energy, insurance, and leasing businesses.

Curtice Burns Foods, Inc.

           AHI owns approximately 34% of the outstanding shares of common stock of Curtice Burns, a New York corporation organized in 1961. AHI ownership consists of 14% of the outstanding Class A common stock and 99% of the outstanding Class B common stock.
The Class A common stock is publicly traded and is listed on the American Stock Exchange. Class A and Class B common stock have equal voting rights, except that the holders of Class A common stock, voting separately and as a class, are entitled to vote for the election of 30% of the number of Directors then constituting the entire Board of Directors of Curtice Burns, rounded to the nearest whole number.
Holders of Class B common stock, voting separately and as a class, are entitled to vote for the election of all other Directors of Curtice Burns. Therefore, since AHI owns 99% of the Class B common stock, Agway can elect 70% of the Board of Directors of Curtice Burns. Dividends may be paid on Class A shares without payment of dividends on Class
B shares; any dividends paid on Class B shares cannot exceed per share dividends on Class A shares.

           Curtice Burns' business is principally conducted in one industry segment, the processing and sale of various branded and private label food products. Through its seven operating divisions, Curtice Burns produces and markets a variety of processed food products, including canned vegetables, frozen vegetables and fruits, canned desserts, canned fruits, condiments and salad dressings, snack foods, pickles, canned meat dishes, soups and peanut butter, and produces containers for some of its food products.

H. P. Hood Inc.
           Agway, either directly or through AHI, owns approximately 99% of Hood. Hood, which is headquartered in Boston, Massachusetts, is a processor and distributor of branded and private label dairy and other foods to the northeastern United States, with sales concentrated in three product classes - fluid milk and related products, ice cream, and manufactured products.


CONTINUING OPERATIONS

AGRICULTURE & CONSUMER GROUP

           The Agriculture component (Agriculture) of this Group engages in the manufacturing and processing of various farm animal feeds, field crop and garden seeds, fertilizers, and chemicals and sells these products directly to end-user customers. The Consumer component (Consumer) of this segment sells farm-related products, pet foods and animal care products, and yard and garden products. Additionally, Consumer functions as a wholesaler of certain product categories to franchised representatives and other businesses. Management of Agway's Country Foods business unit is the responsibility of Consumer and is included in the Agriculture & Consumer segment.

Agriculture
           Agriculture serves customers through two aligned businesses, Feed operations and Crops operations.

           Feed: Feed operations manufacture livestock and poultry feeds under Company formula and provide grain and ingredient brokerage services. Products are sold primarily through three Agriculture customer service hub locations. The Company operates 16 regional feed mills, principally in New York, Pennsylvania, and Vermont.
Productive capacity is sufficient to meet market needs.

           Crops: Crops operations are responsible for the manufacturing, processing, and procurement of crop-related products sold through three Agriculture hub locations as direct shipments to patrons, farmer-dealers, and wholesale accounts. Products sold primarily for farm use and selected non-farm use include plant nutrients, lime, crop protectants, and various seed products. For certain products, customers are offered extended payment terms and are entitled to return their purchase for either a replacement item or refund in the ordinary course of business. Crops operations are seasonal with the majority of sales and demand on working capital being generated in late winter and spring. Crops operations now own and operate approximately 80 nutrient plants and storage facilities, four seed plants, and three crop protectant warehouses. Productive capacity is sufficient to meet market needs.

           In addition, people and facilities associated with the Company's Research and Applied Technology Department, managed by
Agriculture, add strength to member customer service and product development efforts. The Research and Applied Technology
Department, which conducts all of the Company's research and development activities, develops, tests, and demonstrates concepts, products, and practices which, when used as an integral part of a prescribed program, will enhance the profit potential of farming.
During the fiscal years ended June 30, 1994, 1993 and 1992, gross expenditures of $5.0 million, $4.9 million and $5.9 million, respectively, were made on research activities by the Company as a whole. Approximately 49 employees are engaged in research and product development activities.

           The Research and Applied Technology Department operates the Agway Farm Research Center in Tully, New York, and a Technical
Center in Ithaca, New York. The Agway Farm Research Center consists of nearly 745 acres, facilities for 600 head of dairy cattle, and a unit which provides an appropriate laboratory, office space, and conference rooms. The Technical Center has chemical and microbiological assay capability and engages in small animal research.

Consumer
           Consumer is comprised of two units, Retail/Wholesale operations and Country Foods operations.

           Retail/Wholesale: Through its store and franchised representa-tive system, Consumer conducts retail sales and distribution activities through 172 Company-owned facilities and 364 franchised representatives located in all of the New England states and in Delaware, Maryland, New York, New Jersey, and Pennsylvania. In
1992, 55 unconsolidated local cooperatives served as outlets for Agway products and services. During the fiscal year ended June 1993, 53 of these local cooperatives voted to merge into Agway. Mergers of 46 of these store cooperatives were completed by June 30, 1993, and the remaining seven mergers were completed in the 1994 fiscal year. The two cooperatives that did not elect to merge into Agway voted to become franchised representatives.

           The retail system is focused primarily on three primary product categories: yard and garden, pet food and animal care, and farm-related products. The yard and garden and farm-related products are seasonal with the majority of sales and demand on working capital being generated in late winter and spring. The franchised representatives are authorized to sell Agway branded products and are primarily located in areas where Company-owned facilities are not in existence. Two distribution centers, located in Elizabethtown, Pennsylvania, and Westfield, Massachusetts, are operated to support the retail store and franchised representative system and provide adequate storage space to effectively handle distribution needs.

           Retail/Wholesale: (continued)
           Through other distribution channels, Consumer conducts sales, installation, and service operations for farm mechanical equipment in regionalized areas; provides a catalog for farmers with mail and telephone ordering of farm animal health products; manufactures pet food; and provides a dairy route delivery service of animal health and farm supplies in regionalized areas. In support of these marketing and sales activities, Consumer conducts wholesale purchasing, warehousing, and distribution activities.

           Two pet food manufacturing plants, located in Waverly, New York, and St. Marys, Ohio, produce small animal food products which are distributed through the Agway distribution system, other cooperatives, and direct to users. The small animal food plant at St. Marys is leased from the City of St. Marys, Ohio, pursuant to a 20-year industrial revenue bond financing agreement that expires in March 1999. A multi-walled bag printing plant, located in Wapakoneta, Ohio, supplies bags used in the small animal food manufacturing process.

           Country Foods: The Country Foods business unit of Consumer is comprised of six operating subsidiaries owned directly or indirectly by AHI. Through its Country Foods unit, Consumer purchases certain commodities produced by members and other farmers and conducts repacking and processing operations as well as marketing, sales, and distribution of the end products. Principal commodities processed, sold, and distributed include edible dry beans, tablestock and seed potatoes, onions, human edible sunflower, bird food, and flour.
Several of these Country Foods businesses operate outside the Northeast and serve both rural and suburban markets.

           Country Foods operates processing plants for edible dry beans at Caledonia, Geneva, and Moravia, New York, with combined storage capacity of 185,000 cwt., and a flour mill in Churchville, New York, with wheat storage capacity of 250,000 bushels. Sunflower processing and storage facilities, located at Grandin, North Dakota, produce and market human edible sunflower, hulled millet, wild bird food, and related products.

           The Country Foods unit also operates six potato and onion repacking facilities located at Moosic, Pennsylvania; Prattsburg, New York; Canastota, New York; Elba, New York; Chittenango, New
York; and Plant City, Florida. These produce businesses specialize in the sale of consumer packages of potatoes, onions, and other vegetables to retail outlets. Another operation, located in Ordbend, California, procures, conditions, and sells stock and commercial dry edible beans, field seeds, vine seeds and mung beans. The Country Foods facilities have sufficient capacity to meet their operating requirements.

ENERGY GROUP

           The Energy Group consists of Agway Petroleum Corporation.

Agway Petroleum Corporation
           Agway Petroleum Corporation (d/b/a Agway Energy Products), a Delaware corporation wholly owned by AHI, markets petroleum products including gasolines, kerosene, fuel oil, diesel fuel, propane, lubricating oils and greases, antifreeze, as well as oil and gas heating and air conditioning equipment, and other related items. A concentration in oil and propane heating fuels creates seasonal increases in sales and working capital requirements in the fall and winter months. All products are purchased from numerous suppliers or through open market purchases. There are no long-term supply contracts exceeding one year; however, Agway Petroleum Corporation does enter into supply contracts for periods ranging from three to nine months.

           Agway Energy Products currently owns storage capacity for approximately 2,880,000 barrels of products at 10 terminals located in New York and Pennsylvania. The Group operates 104 retail distribution centers located throughout New York, Pennsylvania, New Jersey, Massachusetts, and Vermont. Agway Energy Products also distributes petroleum products through 87 distributors and resellers. Facilities are sufficient to meet the current operating requirements of the business.

FINANCIAL SERVICES GROUP

           The Financial Services Group consists of Telmark Inc., a leasing subsidiary; Agway Insurance, a property and casualty insurance subsidiary; and Agway General Agency, a subsidiary which markets accident and health insurance products and administers health insurance programs.

Telmark Inc.

           Telmark Inc. (Telmark), a New York corporation wholly owned by AHI, finances buildings, equipment, and vehicles primarily to the rural community in 21 northeastern and midwestern states. As of June 30, 1994, Telmark had approximately $370 million of leases outstanding with persons other than Agway and its subsidiaries, including unearned interest and finance charges of approximately $85 million.

           An agreement exists between AHI and Telmark whereby AHI agrees to advance funds to Telmark, such that Telmark's debt-to-equity ratio will be preserved at no greater than 5 to 1. Any funds advanced by AHI are regarded as subordinated debt. This agreement is in effect for one year periods, renewed annually, unless terminated by any party upon thirty days' written notice. Agway has guaranteed the performance of AHI's obligations under this agreement.

Agway Insurance Company

           Agway Insurance Company is a New York corporation wholly owned by AHI. This company is authorized to write insurance as specified in the New York Insurance Law, Sections 46 and 341 (1) (d), and currently writes insurance in 14 eastern states from its facility in DeWitt, New York. Lines of insurance sold include Farmowners,
Homeowners, Fire, Extended Coverage, Auto Liability, and Physical
Damage and General Liability.

COMPETITION
           The Company, one of the largest supply cooperatives in the country, deals in a wide variety of product lines and market segments. Many of its high volume products are sold in highly competitive markets where product differentiation is difficult to achieve. The Company strives to differentiate itself through superior customer service and product knowledge.

Agriculture & Consumer Group

           Agriculture: In the livestock and poultry feed business, the Company is one of the largest in sales volume in the northeastern
United States.  Competition exists with large national and regional feed
manufacturers as well as with local independent mills.   The strong
competitive market position held by Agway in the feed business has resulted from technological advances in the performance of its products and an effective manufacturing and distribution system.

           Agway plant nutrients, seed, crop protectants, and lime products compete in the commercial farm market. Although there are substantial regional variations in market share, the Company's competitive position is generally strong in the commercial farm market. Competition varies significantly by product line and consists of independent dealers and several major manufacturing corporations. Agway competes on the basis of technical expertise and field application services, product performance, crop management practices developed by Agway, and computerized assistance to the farmer in making crop management decisions.

           Consumer: Retail competition varies by product line and location and consists of larger lawn and garden chains, smaller lawn and garden nurseries, building material stores, home center stores, large discounters, and specialty pet stores. Wholesale competition to franchised representatives also varies by product line and consists of national, regional and local wholesalers; independent distributors; and pet food manufacturers. Agway competes on the basis of product knowledge, expertise, and customer service, while maintaining competitive pricing. Country Foods competes with a larger number of firms of all sizes and types in most of its product categories. The principal factors of competition in the vegetable repack operations are product quality, efficiencies in product distribution, concentration in selected markets, and current market pricing. In the product lines of dry beans, tablestock and seed potatoes, onions, and flour, Country
Foods does not occupy a major position in national markets.

Energy Group

           Agway Energy Products competes in the residential, farm, and commercial markets with a large number and variety of competitors, ranging from major oil companies to local fuel oil distributors. The principal methods of competition are service, quality, and price. Improved technologies and products in the energy field and expansion of its propane business are providing growth opportunities. Agway Energy Products continues to maintain and expand its share of the heating oil and propane market in the geographic areas where it perceives its market goals can be achieved, exiting those markets where they cannot.

Financial Services Group

           Telmark competes with national and regional leasing companies in addition to traditional agricultural lenders. Other major sources of competition are manufacturers' finance and lease programs and regional banks offering lease products to their customers. The Farm Credit System is the major independent competitor presently active in the agricultural market. The Farm Credit System offers a complete array of traditional loan programs as well as lease financing through Farm Credit Leasing.

           Agway Insurance Company competes with major direct writers, national agency companies, and smaller regional insurance carriers. Agway Insurance utilizes an independent agency distribution system to market insurance products and services for the benefit of the farm, rural, and suburban community. Growth opportunities come through the development of specialty products for the agricultural community, professional agency recruitment, and dedication of marketing resources to targeted rural markets.

HUMAN RESOURCES

           Agway employs approximately 7,900 persons, 2,200 of which are part-time. There are approximately 200 employees represented by three different unions with 10 existing contracts. The Company enjoys satisfactory relations with both its union and nonunion employees as a result of competitive wage, health, and benefit programs.

           The Company maintains a noncontributory retirement plan for nonunion employees. Appropriate retirement plans have also been negotiated with the various unions to cover union employees.

           The Company also has an Employees' Thrift Investment Plan under which the Company matches a portion of employees' investment in the plan. Company contributions are, in all cases, invested in Agway securities, while employee contributions may be invested in a choice of four different funds.

           The Company also provides, on a contributory basis, a comprehensive plan of health insurance, group life insurance, and weekly and long-term disability insurance for its employees.


REGULATION

           The Food and Drug Administration's regulatory powers are applied throughout the agricultural industry and many of Agway's products are subject to these regulations. The Company believes its business, as currently conducted, is not adversely affected by present Food and Drug Administration laws and regulations. (See Item 3, "Legal Proceedings.")

           The Company and its subsidiaries are subject to various laws and governmental regulations concerning employee health, product safety, and environmental matters. It can be anticipated that increasingly stringent requirements will be imposed upon the Company and the chemical and petroleum distribution industries in general. Examples of federal environmental legislation administered by the Environmental Protection Agency (EPA) are the Toxic Substances Control Act; the
Federal Insecticide, Fungicide and Rodenticide Act; the Resource Conservation and Recovery Act; the Clean Air Act; the Safe Drinking
Water Act; the Comprehensive Environmental Response, Compensation and Liability Act (Superfund); and the Superfund Amendments and Reauthorization Act (SARA). The Company is also subject to regulations of the Occupational Safety and Health Administration
(OSHA) concerning employee safety and health matters. Under these and other statutes, the EPA, OSHA and other federal agencies have the authority to promulgate regulations which result in expenditures for pollution control, reduction of chemical exposure, waste treatment and disposal, and plant modification. These regulations might also result in discontinuance of certain products and operations. The Company is negotiating with various government agencies concerning Superfund cleanup sites. In addition to these federal activities, various states have been delegated certain authority under the aforementioned federal statues. These delegations of authority generally involve permit issuance and compliance with the statutes.
Many states have adopted or are in the process of adopting environmental, product safety, and health laws and regulations, some of which may be more burdensome than similar federal requirements.
The state environmental legislation administered by state agencies includes laws for regulating air, surface and ground water, occupational safety, solid waste, and hazardous substances cleanup. (See Item 3, "Legal Proceedings" and Item 7, "Management's Discussion and
Analysis of Financial Condition and Results of Operations -
Environmental Issues.")

           As part of its long-term environmental protection program, the Company spent approximately $5 million in fiscal 1994 on capital projects. The Company estimates that during fiscal 1995 and 1996 approximately $4 million per year will be spent on additional capital projects for environmental protection. These estimates recognize the additional capital required to comply with EPA Underground Storage
Tank (UST) Regulations which become effective in December 1998. Presently, the total cost to comply with the EPA UST Regulations is estimated to be approximately $5 million. The total capital requirements may change due to the actual number of USTs actively in use on the effective date.

ADMINISTRATIVE

           The Company's principal administrative office is located at 333 Butternut Drive in DeWitt, New York. Under terms of a 40-year lease, it occupies an office building consisting of a six-story section and a two-story wing, containing a gross area of approximately 190,000 square feet. In addition, the Company leases administrative office space with an area of approximately 200,000 square feet.


STOCKHOLDER MEMBERSHIP AND CONTROL OF AGWAY

           The membership of Agway consists of farmers or cooperative organizations of farmers who are record holders of one share of Membership Common Stock of Agway and who purchase farm supplies or farm services or market farm products through Agway or franchised representatives. Present membership is approximately 90,000 farmers.

           Only members of the Company and certain contract patrons are eligible to receive patronage refunds. (See "Patronage Refunds.") Members are eligible to attend membership meetings and to participate in the selection of member committees. In addition, only members may be elected to the Agway Council or to the Board of Directors of the Company (each of the foregoing are described below). Only members, by reason of their ownership of Membership Common Stock of the Company, are entitled to vote at meetings of the stockholders.

           The Company has presently outstanding two classes of capital stock, preferred and common. The series of preferred stock are: 6% Cumulative Preferred Stock, Series A ($100 par value); 8% Cumulative Preferred Stock, Series B ($100 par value); 8% Cumulative Preferred Stock, Series B-1 ($100 par value); and 7% Cumulative Preferred
Stock, Series C ($100 par value) owned both by members of Agway and the general public. The Honorary Member Preferred Stock, Series
HM ($25 par value), is held only by former Agway members. The Membership Common Stock ($25 par value) is held only by active farmers who are patrons of Agway.

           The incidents of ownership of Membership Common Stock in Agway differ considerably from those of common stock ownership in the usual business corporation. The Membership Common Stock may be purchased only by persons entitled to membership in the Company.
Only farmers and cooperative organizations of farmers who purchase farm supplies or services or market farm products through Agway may be members. By reason of the fact that the Company functions as an agricultural cooperative, its Membership Common Stock primarily serves the purpose of evidencing membership in the Company rather than of evidencing an equity interest in the Company. The equity claim of Membership Common stockholders to the assets of Agway is measured by, and restricted to, the $25 par value of the share, plus dividends declared and unpaid, if any, for the current year. Except for the dividends, limited to 8% of the par value of Membership Common Stock, which may be declared in any one year and the capital invested as represented by the par value of such shares, the residual equities in the net assets of Agway (Retained Margin) are held for the benefit of past and present member-patrons of the Company which include the patrons of predecessor and certain acquired corporations. Such
Retained Margin as was allocable to their respective patrons on the books of Eastern States Farmers' Exchange, Incorporated and
Cooperative Grange League Federation Exchange, Inc. as of June 30,
1964, Pennsylvania Farm Bureau Cooperative Association and its affiliates as of May 31, 1965, and other cooperatives acquired by Agway, has been assumed by and retains its status in Agway by virtue of the mergers and acquisitions at that time.

           The Company maintains records of purchases by past and present Agway member-patrons of Agway products. No Agway member is entitled to a distribution of assets with respect to Retained Margin prior to the dissolution of the Company. In the event of dissolution of the Company and after payment in full of all debts and any amounts to which holders of preferred stock, revolving fund certificates, and common stock are entitled, pursuant to the provisions of the By-laws of the Company, the Retained Margin will be distributed proportionately among the Agway member-patrons in accordance with their interests as reflected on the books of the Company and the books of predecessor and certain acquired corporations.

STOCKHOLDER MEMBERSHIP AND CONTROL OF AGWAY
(continued)

           The control of the affairs and business of Agway is vested in its Board of Directors. All shareholder actions, except as otherwise provided by law, including the election of directors, are determined by the vote of Agway stockholder-members present by proxy or in person at the annual meeting (or special meetings) of stockholders.

           The Board of Directors numbers 18 persons, all of whom are nominated on a district representation basis by 96 Agway Member Committees. Each year, six directors are nominated on a district representation basis by Agway Member Committees representing members within the district. At each annual meeting of the corporation, the stockholders elect six directors to fill the vacancies resulting from the expiration of the terms of district directors and each director so elected holds office for a term of three years. Although the directors are nominated on a district representation basis by Agway Member Committees, the persons so nominated are elected by the vote of all members.

           The Agway Council consists of the chairperson of each Agway Member Committee and one other committee member appointed annually by the chairperson. Being elected chairperson of one of these committees automatically places a person on the Council and removal as chairperson automatically removes him/her from the Council. The Council meets formally with the Agway Board annually and serves as liaison between the Agway Board, Agway management, and the chairperson's committee. The objective of the Agway Council is to improve member communications and to increase the effectiveness of the committees.


PATRONAGE REFUNDS

           (The term "purchasing," as referred to herein refers to the buying of Agway farm supplies by Agway members and contract patrons.)

           The By-laws of the Company provide that members and so-called "contract patrons" shall be paid, after the close of each fiscal year, patronage refunds in cash in an amount equal to realized net margin of the Company (computed on a tax accounting basis) derived from sales of farm supplies for the fiscal year after deduction of (a) such reasonable reserves as the Board of Directors may determine to be necessary for operating purposes and (b) amounts paid or set aside for payments as dividends on issued and outstanding stock of the Company, provided that the total of such refunds paid shall not exceed the total net margin attributable to purchasing business conducted with such members and contract patrons during the fiscal year. Each member and contract patron shares the total patronage refunds in the proportion which his/her purchases of farm supplies from the Company for the year involved bears to the total farm supply business transacted with all such members and contract patrons in such year. No patronage refunds are payable with respect to marketing business done through Agway except on a contract basis.

           Pursuant to the Company's By-laws, the Board of Directors has authorized the Company to enter into patronage refund contracts with the following contract patrons: certain departments or agencies of state governments and political subdivisions; the Federal Government; and charitable, religious, and educational institutions engaged in the production or utilization of agricultural products. The business done with such contract patrons represents approximately 1% of the Company's annual sales volume.

           Members of Agway are entitled to patronage refunds on purchasing business transacted directly with the Company as well as business transacted through Agway representatives.

           Retained Margin: All net margin (gross receipts reduced by all operating expenses) of the Company remaining after provision for payment of applicable income taxes, payment of dividends on issued and outstanding stock of the Company, payment of patronage refunds from purchasing activities, as well as all net margin from the business activities of predecessors in interest to the Company retained as reasonable reserves, represent the Retained Margin of the Company.
Such Retained Margin consists of:

           (1) That portion of member margin (net margin derived from purchasing business with members) undistributed to member-patrons.
           (2) Residual net margin attributable to nonmember patron business and to marketing operations.
           (3) All other income, including dividends and interest from investments.

Item 3. Legal Proceedings

           The Company and its subsidiaries are not involved in any material pending legal proceedings other than ordinary routine litigation incidental to the business except the following:

           In March 1987, Benjamin Farber filed a third party complaint in the U.S. District Court, District of New Jersey, against certain parties formerly connected with an industrial site in South Kearny, New
Jersey. The United States of America, on behalf of the Environmental Protection Agency (EPA), filed a complaint under the federal
Comprehensive Environmental Response, Compensation and Liability
Act (CERCLA) against Mr. Farber seeking reimbursement for engineering studies, clean up costs, and future remedial work in connection with alleged contamination of the South Kearny property.
Mr. Farber's action against Agway and others seeks contribution from Agway and others. Agway, a former owner of the South Kearny property, sold its remaining interest in 1966. Agway has executed a consent decree with the EPA which should resolve Mr. Farber's claims against Agway and potential claims by the EPA against Agway.
According to the consent decree, Agway's contribution to the contamination of the South Kearny property, if any, was de minimis and Agway agreed to pay the EPA a $300,000 settlement. The consent decree should be entered by the Court in the near future. The New
Jersey Department of Environmental Protection (NJDEP) has also demanded the clean up of the site. Agway believes the pending lawsuit and the claim by the NJDEP will be satisfactorily resolved and any adjustments will not be material in relation to the consolidated financial position of Agway.

           In February 1988, Agway leased a feed mill located in Woodridge, New York from Inter-County Farmers Cooperative
Association, Inc. Agway manufactured horse, poultry, and dairy feed at the feed mill. In early July 1989, due to a mechanical malfunction, some horse feed manufactured at the feed mill was contaminated with Monensin, a feed medication used with poultry and dairy feed but which is harmful to horses. Agway immediately recalled the contaminated horse feed and contacted regulatory agencies, including the United States Food and Drug Administration (FDA). As a result of eating the contaminated horse feed, a number of horses located in the State of New Jersey died or were damaged. As of June 30, 1994, all but one of the claims made by owners of the affected horses have been settled. The pending lawsuit is John Kolkowski, et al. v. Agway Inc., et al., filed on July 3, 1990 in Supreme Court of the State of New York for Westchester County. The lawsuit includes claims for money damages. On June 17, 1994, a previously pending lawsuit by a horse owner against Agway, Orlando R. Petrocelli v. Agway Inc., et al., filed on August 5, 1991 in the Superior Court of New Jersey for
Mercer County, was settled.  Agway agreed to pay Orlando R.
Petrocelli $24,500, which was covered by an insurance policy issued to Agway. The FDA conducted an investigation of the incident and referred the matter to the U.S. Department of Justice (DOJ) to consider institution of criminal proceedings. Agway has had an opportunity to present its views to the DOJ on why criminal proceedings should not be instituted and the DOJ and FDA discussed with Agway resolution of issues resulting from the FDA investigation. Agway believes the pending lawsuit and the FDA investigation will be satisfactorily resolved and any adjustments will not be material in relation to the consolidated financial position of Agway.

           In June 1990, the State of New York (NYS) commenced a lawsuit in the New York State Supreme Court for Albany County against
Agway Petroleum Corporation, Speedsville Volunteer Fire Department, and other defendants alleging they are strictly and jointly and severally liable for $157,731 in cleanup and removal costs incurred by the New
York Environmental Protection and Spill Compensation Fund and
$200,000 in statutory penalties pursuant to the New York State
Navigation Law. NYS alleges that a gasoline storage system located on property of the Speedsville Volunteer Fire Department discharged gasoline which was detected in a nearby residential well. NYS also alleges that the owners of the gasoline storage system included Agway Petroleum Corporation and Speedsville Volunteer Fire Department.
Because Agway Petroleum Corporation believes that at no time did it own the gasoline storage system and its gasoline did not contribute to the contamination, Agway Petroleum Corporation denies NYS's allegations and believes the relief sought by NYS against Agway
Petroleum Corporation is unjustified. Therefore, Agway Petroleum Corporation intends to contest the allegations in the lawsuit.

           In November 1991, Agway Petroleum Corporation (APC) notified the Environmental Protection Agency (EPA) that APC had recently discovered that certain forms that APC's facilities are required to file under the Emergency Planning and Community Right-To-Know Act
(EPCRA) may not have been filed on time. In August 1994, the EPA filed an Administrative Complaint against APC for violations of EPCRA alleging penalties in the amount of $1,926,600. APC believes the relief sought by the EPA is unjustified and has requested a hearing to contest the allegations in the Administrative Complaint. In addition, APC is continuing ongoing settlement discussions with the EPA to attempt to resolve this matter.

           In August 1994, the EPA notified Motor Transportation Services, Inc. (MTS), an inactive indirect wholly owned subsidiary of Agway, that the EPA has reason to believe that MTS is a potentially responsible party (PRP) under CERCLA at the Rosen Site, Cortland, New York.
The EPA requested that MTS and other PRPs participate in the ongoing Remedial Investigation/Feasibility Study (RI/FS) for the Rosen Site.
MTS believes that its involvement at the Rosen Site, if any, is minimal and will respond appropriately to the EPA's request. In a related matter, other PRPs at the Rosen Site, Cooper Industries, Inc., et al., filed a complaint under CERCLA against Agway, MTS and other alleged PRPs at the Rosen Site in the U. S. District Court, Northern District of New York in June 1992 seeking reimbursement for the cost of the ongoing RI/FS. Agway and MTS believe the relief sought by Cooper Industries, Inc., el al. is unjustified and are contesting the allegations in the lawsuit.

Item 4. Submission of Matters to a Vote of Security Holders

           There were no items submitted to a vote of security holders for the three months ended June 30, 1994.

                            PART II

Item 5. Market For the Registrant's Common Equity and Related Stockholder
        Matters

        (a)  Principal Market
                There is no market for the equity securities of the Company other than through its current practice of repurchasing outstanding securities at par ($25) whenever registered holders thereof elect to tender them for redemption.

        (b)  Approximate Numbers of Holders of Common Stock
                 The number of holders of record of the Company's Common Stock, as of September 7, 1994, is 110,854, of which 20,463 shares have been called for those holders no longer meeting the membership eligibility requirements as identified in Section 2.1(a) in the By-Laws of Agway Inc.

        (c)  Dividends Paid
                 An annual 6% dividend, or $1.50 per share, was paid on the Company's Common Stock in fiscal 1994 and fiscal 1993.

        (d) Limitations on Ownership and Availability of Net Margin to Membership Common Stockholders
                 Refer to Items 1 and 2, "Business and Properties" sections on "Stockholder Membership and Control of Agway" and "Patronage Refunds."

Item 6. Selected Financial Data
           The following "Selected Financial Data" of the Company and Consolidated Subsidiaries has been derived from financial statements audited by Coopers & Lybrand L.L.P., whose reports for the periods ended June 30, 1994, 1993 and 1992 are included elsewhere in the 10-K, and should be read in conjunction with the full financial statements of the Company and Notes thereto included under Item 8.



                                            (In Thousands of Dollars Except Per Share Amounts)
                                  -----------------------------------------------------------------------

                                                           Years Ended June 30,

                                        1994          1993          1992           1991           1990
                                  -------------  -------------  -------------  ------------- -------------
Net sales and revenues (1) . .    $  1,694,978   $  1,720,594   $  1,815,735   $  1,986,253  $  1,984,770

Margin (loss) from
  continuing operations (2). .    $        696   $     25,727   $    (44,571)  $        666  $     18,821

Net margin (loss) (3). . . . .    $     (3,304)  $     19,750   $    (58,813)  $     (6,420) $      8,102

Total assets (1) . . . . . . .    $  1,274,314   $  1,223,462   $  1,204,037   $  1,211,097  $  1,125,774

Long-term debt . . . . . . . .    $    176,567   $    150,107   $    155,405   $    168,058  $    156,244

Long-term subordinated debt. .    $    372,673   $    379,619   $    349,116   $    303,337  $    266,816

Preferred stock. . . . . . . .    $     71,338   $     53,474   $     64,522   $     64,384  $     61,698

Cash dividends per share
  of common stock  . . . . . .    $       1.50   $       1.50   $       1.50   $       1.50  $       1.50


(1) Certain amounts reported in fiscal years ended June 30, 1991-1993 have been reclassified to conform to current year presentation.

(2) 1994 data reflects the adoption of Statement of Financial Accounting Standard No. 106, "Accounting for Postretirement Benefits Other Than Pensions." See Note 13 to the financial statements.

(3) 1992 data reflects a $75,000 pre-tax charge for business restructuring; 1994 data reflects a $6,065 pre-tax credit from business restructuring. See Note 3 to the financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition
                         and Results of Operations
                           (Thousands of Dollars)

           The following discussion refers to Agway Inc. and Consolidated Subsidiaries and should be read in conjunction with "Selected Financial Data," "Segment Reporting," (reference is made to Note 14 to the financial statements), "Discontinued Operations" (reference is made to
Note 17 to the financial statements) and the Financial Statements of the Company and Notes thereto. The purpose of this discussion is to outline the most significant factors having an impact upon the results of operations, the liquidity and the capital resources of the Company for fiscal years ended June 30, 1992 through June 30, 1994.

RESTRUCTURING OF OPERATIONS

           The operations of the Company are conducted directly and through its subsidiaries and affiliates under the Agriculture & Consumer, Energy, and Financial Services Groups described below. In 1992, the Company initiated Customer Driven: 1995...Focusing on the 21st
Century (the "Project") to restructure the Company to better focus on its members and customers and to re-engineer the Company's business processes to improve future profitability. These restructuring measures included a reduction in personnel; plants; stores; and adjustments to net realizable values of certain assets which were disposed; and resulted in a pre-tax restructuring charge of $75 million in the fourth quarter of fiscal 1992, the amount estimated at that time to be necessary to accomplish Project goals.

           Project initiatives for the Agriculture & Consumer Group were primarily focused on transferring the marketing, sales, and related operating assets of agricultural products, previously conducted through retail operations, to agricultural hubs and dedicated customer service centers. These initiatives, designed to facilitate customer order entry and improve customer service, were implemented over the period from October 1992 through October 1993 and have increased the cost of operations during the course of their implementation. An additional initiative focused on merging 53 local store cooperatives into Agway, which was substantially completed in the fourth quarter of fiscal 1993, to provide strategic positioning in the marketplace. This initiative had the effect of incrementally increasing sales, gross margins and expenses in fiscal 1994 over preceding periods. Finally, the Agriculture &
Consumer Group closed, consolidated and/or converted various facilities to focus assets and capital into selected markets and to eliminate duplication. For the Energy Group, Project initiatives were primarily divestitures of retail locations in an effort to focus assets and capital in selected markets. In addition, sales to commercial accounts were refocused away from price-oriented accounts to service-oriented accounts. Other initiatives included personnel reductions through an early retirement program and changes in work practices, as well as a reduction in selected corporate assets through sale and/or disposal of excess assets.

           During the two years ended June 30, 1994, the Company has implemented a substantial portion of its original 1992 restructuring plans with modifications, revisions and refinement as determined to be appropriate during this detail implementation period. The more significant revisions related to retention of certain locations originally targeted for divestiture reducing estimated disposal costs by approximately $8,400, and excess personnel and equipment relocation costs of approximately $6,200. These reductions were partially offset by additional corporate costs, principally outside consulting fees, of $6,800; severance and other costs in connection with personnel reductions of $1,500; and other miscellaneous costs of $200. As of June 30, 1994, the Company estimates that $19,300 of remaining reserves are required to complete the Project initiatives relating principally to the demolition and divestiture of selected properties and related costs. With a substantial number of the initiatives completed, the Company now estimates the total cost of the Project will be $6.1 million less than the initial $75 million. In the fourth quarter of fiscal 1994, therefore, excess accruals of $6.1 million were credited to operating earnings.

DISCONTINUED OPERATIONS

           On March 23, 1993, the Agway Board of Directors authorized management to sell the Company's interest in Curtice Burns Foods, Inc. (Curtice Burns) and H. P. Hood Inc. (Hood). Management and the Board had specific plans for the divestiture of these operations and expected to divest of both investments in fiscal 1994; however, due to unanticipated occurrences, neither transaction was consummated by June 30, 1994. Management and the Board continue to execute their plans for sale and expect to consummate the transactions

Item 7. Management's Discussion and Analysis of Financial Condition
                   and Results of Operations - Continued
                        (Thousands of Dollars)

within the next fiscal year. Accordingly, these operations are reflected as discontinued operations for all periods presented. Agway's decision to sell these operations is part of the overall strategic plan of focusing on its agriculture, consumer, energy, insurance, and leasing businesses.

           At June 30, 1994, a $4,000 loss on the disposal of both com-panies was recognized as a result of recent developments regarding the anticipated terms of the sales transactions. This loss recognizes changes in the estimate of the net selling price anticipated on the sale of Curtice Burns as a result of a competitive bidding process and on the anticipated sale of Hood due to the downturn in the Northeast dairy market and the impact on Hood's operating results. Other additional factors are the changes in estimates of the related transaction costs and estimates in operating results during the estimated holding periods.

           Actual results of discontinued operations for fiscal 1994 were a loss of $8,400. Actual results through the originally planned disposal dates of an $800 loss differed from the $5,500 estimated income principally due to a significant downturn in the Northeast dairy market which adversely impacted Hood's operating results. This downturn, which continues, and the development of contractual disputes between Curtice Burns and Pro-Fac Cooperative Inc. (Pro-Fac) affecting the bidding process for the sale of Curtice Burns are the principal reasons which delayed the disposal process and caused the Company to re-evaluate its planned disposal dates into fiscal 1995. (See Note 17 to the financial statements).

Curtice Burns Foods, Inc.

           With respect to Curtice Burns, at its meeting held on August 9 and 10 of 1993, the Curtice Burns Board of Directors authorized its management, with advice of financial and legal advisors, to pursue strategic alternatives for Curtice Burns. The three viable alternatives that the Company pursued included (i) the possible sale of all of Curtice Burns' equity to a third party, (ii) negotiation with Pro-Fac relative to Pro-Fac acquiring control of Curtice Burns, and (iii) the implementation of additional restructuring actions that may include recapitalizing Curtice Burns to terminate an agreement (the "Integrated Agreement) and buy out Pro-Fac. Under the Integrated Agreement with Pro-Fac, title to substantially all of Curtice Burns' fixed assets is held by Pro-Fac, and Pro-Fac provides a major portion of the financing of Curtice Burns' operations. Under the Integrated Agreement, Curtice Burns has an option to terminate the Integrated Agreement and to purchase these assets from Pro-Fac at their book value at the time of purchase. In addition, in the event of such a termination, Curtice Burns would be required to repay all of the debt owed to Pro-Fac. As Curtice Burns has pursued its alternatives, Pro-
Fac has made it clear that in connection with the possibility that Curtice Burns, or a third party buyer of Curtice Burns, may decide to exercise the Integrated Agreement's termination option, Pro-Fac intends to dispute Curtice Burns' right to terminate and the amount Pro-Fac is to receive as the result of termination.

           From May through July 1993, Agway, Curtice Burns and Pro-Fac preliminarily discussed possible acquisition proposals involving Pro-
Fac, although no acceptable progress was made. From August 1993 through December 1993, the strategic alternatives described above were evaluated and the Board of Directors of Curtice Burns concluded that it was in the best interest of all stockholders to invite interested buyers to bid for Curtice Burns, rather than pursuing a recapitalization of Curtice Burns to buy out Pro-Fac. In November 1993, Curtice Burns retained Goldman, Sachs & Co. and Donaldson, Lufkin and
Jenrette as financial advisors in connection with the sale of Curtice Burns. At that time, Agway agreed not to seek a separate sale of its Curtice Burns shares while the sale of the Curtice Burns was in progress. In the quarter ended March 1994, Curtice Burns, along with its financial advisors, made a request for proposals from qualified bidders.
On June 8, 1994, Pro-Fac submitted a bid for $16.87 per share;
however, the Curtice Burns Board of Directors voted to pursue a proposal from Dean Foods Company (Dean Foods) to acquire all the outstanding shares of common stock of Curtice Burns at a maximum cash price of $20 per share, subject to a number of contingencies, including an agreement with Pro-Fac covering the termination of the Integrated Agreement, an agreement with Hormel Foods Corporation for the purchase of the Nalley's Fine Foods division of Curtice Burns, clearance of the transaction by appropriate government agencies, negotiation of definitive agreements and approval of any transaction by Curtice Burns' shareholders.

Item 7. Management's Discussion and Analysis of
Financial Condition and Results of Operations - Continued
(Thousands of Dollars)

DISCONTINUED OPERATIONS (continued)

Curtice Burns Foods, Inc. (continued)

           As a result of Pro-Fac's unwillingness to enter into the agreement required by Dean Foods, on July 11, 1994, Curtice Burns commenced arbitration proceedings against Pro-Fac under the Integrated Agreement. On August 3, 1994, Pro-Fac responded to Curtice Burns' claims and served the Company with counterclaims in the arbitration proceedings.

           On August 4, 1994, Pro-Fac submitted a proposal for acquisition of all the outstanding stock of Curtice Burns for $19.00 per share in cash, and upon acceptance of the offer, Pro-Fac would relinquish its claims against Curtice Burns. The contingencies of this Pro-Fac offer involve shareholder approval and financing.

           On September 2, 1994, Pro-Fac submitted a revised proposal to acquire all the outstanding shares for $19 per share, in cash; Pro-Fac stated that the proposal had been approved by its members, but that its offer remained subject to financing, including the sale of high-yield subordinated debt.

           As of the date hereof, both Pro-Fac and Dean Foods have indicated a continued interest in acquiring Curtice
Burns and the Curtice Burns Board of Directors is actively considering proposals from Pro-Fac and Dean Foods. As a result, Agway expects the sale of Agway's interests in Curtice Burns within this fiscal year, though the complications brought on by the disputes with Pro-Fac have delayed this sale to date and may further extend the process.

H. P. Hood Inc.

           Agway had expected to consummate its sale of Hood by Decem-ber 1993 to an investor group led by the management of Hood in a transaction expected to involve the use of an employee stock ownership plan. Financing for the investor group was delayed in December 1993, and the make-up of the investor group was reconstituted by February 1994. A downturn in the Northeast dairy market adversely impacted
Hood operating results starting in November 1993 and caused a reassessment of the terms of sale and terms for the various members of the investor group, further delaying the transaction. The adverse operating results continued through year-end, causing further delay, while Hood management developed financial plans to deal with the marketplace change. The investment group is still intact and interested in the acquisition of Hood based on terms being negotiated that are consistent with the current market conditions and financial plans for Hood. A transaction is expected to consummate within this next fiscal year.

           Hood has restrictive financial covenants related to financing arrangements. As of June 30, 1994, Hood was in violation of certain of these covenants and has obtained amendments or waivers for all violations. In connection with ongoing financing of Hood, in Septem-ber 1994 Agway agreed to guarantee an additional $10,000 of debt facilities of Hood until the sale of the operation is consummated.

           The financial impact of the planned divestitures is discussed in more detail in Note 17 of the accompanying financial statements.

Item 7. Management's Discussion and Analysis of Financial
Condition and Results of Operations - Continued
(Thousands of Dollars)

RESULTS OF OPERATIONS

           The following discussions relate solely to the Company's continuing operations.

Operating Summary

           Consolidated net sales and revenues decreased $25,600 (1.5%) in fiscal 1994 and $95,100 (5.2%) in fiscal 1993. The decrease in fiscal 1994 was principally due to decreased revenues in the Energy Group, offset in part by increases in the Company's Agriculture & Consumer
Group. In fiscal 1993, consolidated net sales and revenues declined principally due to decreased revenues from the Energy Group. The
Energy Group revenue decreases in 1994 of $82,100 and in 1993 of $92,900 were primarily associated with planned divestitures of retail locations and a refocus away from price-oriented commercial accounts to service-oriented business. The $60,800 sales increase in fiscal 1994 from the Agriculture & Consumer Group reflects approximately
$46,900 from the full-year operation of the store corporations, which were acquired primarily in the fourth quarter of 1993 and the first quarter of fiscal 1994.

           Consolidated operating costs and expenses in fiscal 1994, 1993 and 1992 were $1,668,000, $1,679,000 and $1,851,800, respectively, representing a decrease over the prior year of $11,000 (.7%) in 1994 and a decrease of $172,800 (9.3%) in 1993. Operating costs and expenses were favorably impacted by a restructuring credit of $6,100 in fiscal 1994 and adversely impacted by a restructuring charge of $75,000 in fiscal 1992. Without regard to the restructuring cred-it/charge, total operating expenses as a percent of total net sales and revenues were 98.8%, 97.6% and 97.9%, respectively, in fiscal 1994, 1993 and 1992. In fiscal 1994, selling, general and administrative costs increased by $17,500 (12.7%) as the Agriculture & Consumer
Group incurred increased costs to administer the newly acquired store corporations and additional costs in connection with the marketing, selling and operating practices of the newly segregated agriculture and consumer retail groups.

           Interest expense, net of interest income and amounts allocated to discontinued operations (see Note 1), in fiscal 1994, 1993 and 1992 was $27,800, $27,300 and $26,800, respectively, and remained relatively constant as increased average borrowings were offset by lower interest rates in fiscal 1994 and 1993.

           Other income in fiscal 1994, 1993 and 1992 was $5,700, $4,600 and $12,300, respectively. In fiscal 1993, other income was adversely impacted by a loss on disposal of property and equipment of $1,200. Fiscal 1992 other income was favorably impacted by a non-recurring $7,300 receipt of a defined payout component from the 1988 sale of Texas City Refining Inc.'s refining operations.

           Pre-tax margins (loss) from continuing operations were $4,900, $18,800 and $(50,500) in fiscal 1994, 1993 and 1992, respectively.
The decrease in pre-tax margins in fiscal 1994 resulted primarily from an operating loss incurred by the Company's Agriculture & Consumer
Group which was offset, in part, by improved operating results from the Energy Group. Fiscal 1993 pre-tax margins of $18,800 increased $1,700 (9.8%) over 1992 results before non-recurring restructuring charges of $75,000 and the receipt of $7,300 related to the deferred payout component from the sale of Texas City Refining Inc.

           Income tax expense (benefit) was $4,200, $(6,900) and $(6,000) in fiscal 1994, 1993 and 1992, respectively, for an effective rate of 85.8%, (36.7%) and 11.8%. In fiscal 1994, the effective rate was adversely impacted by state income taxes, as the Company does not file combined returns for many of its subsidiaries. Therefore, for state income tax purposes, the Company was unable to recognize the benefit of operating losses from certain subsidiaries to offset state tax on income from other operations. The 1993 benefit was principally the result of an adjustment of a prior year tax accrual no longer deemed necessary and the reversal of a $6,400 deferred tax asset valuation allowance established in 1992. The reversal of the valuation allowance is due to a change in circumstances attributable to future taxable income from the sale of discontinued subsidiary investments.

Item 7. Management's Discussion and Analysis of Financial
Condition and Results of Operations - Continued
(Thousands of Dollars)

RESULTS OF OPERATIONS (continued)

Agriculture & Consumer Group

           Project initiatives for the Agriculture & Consumer Group were primarily focused on transferring the marketing, sales and related operating assets of agricultural products, previously conducted through retail operations, to agricultural hubs and dedicated customer service centers. This transition was completed in fiscal 1993 in New England and Pennsylvania and was completed in New York in the first half of fiscal 1994. An additional initiative focused on merging 53 local store cooperatives into Agway, which was substantially completed in the fourth quarter of fiscal 1993, which increased sales, gross margins and expenses. In addition to completing the New York transition, the fiscal 1994 initiatives for the Group centered around designing and, to some degree, implementing the streamlining of operating and administrative processes through reviews of supply chain management, product category management, and warehousing systems; closing, consolidat-ing, or converting facilities to focus assets and capital in selected markets and eliminate duplication; and sales enhancement through customer service and quality reviews.

           Total net sales and revenues for the Agriculture & Consumer Group were $1,071,700, $1,010,900 and $1,002,100 for fiscal years
1994, 1993 and 1992, respectively. Net sales and revenues increased 6.0% in fiscal 1994 due to the acquisition of 53 store corporations, primarily in the fourth quarter of fiscal 1993, which incrementally increased sales, gross margins and expenses over the preceding year;
and to volume and price increases in the Group's Country Foods business unit. Total net sales and revenues for the Group's agriculture business remained relatively constant with the prior year. Gross margins for the Group declined slightly in fiscal 1994 due to competi-tive market conditions in the Group's northeast service area.

           Total net sales and revenues for fiscal 1993 increased $8,800 (.9%) from 1992 revenues. Feed revenues and tonnage in the Agriculture unit increased as customers responded positively to the new Agriculture hub Project strategy put into effect in fiscal 1993. Seed revenues dropped due to the sale of two seed subsidiaries in fiscal
1993. Consumer Retail/Wholesale revenues increased for farm and animal health products and yard and garden supplies. In addition, retail sales were increased due to the mergers of 46 local cooperatives into Agway, partially offset by decreases from the closure of nine store facilities. Country Foods sales improved over 1992 primarily due to favorable results in the Florida potato repack operations.

           The Agriculture & Consumer Group incurred an operating loss of $7,100 in fiscal 1994 ($11,800, excluding a restructuring credit of $4,700) as compared to an operating profit of $13,400 in fiscal 1993 and an operating loss of $29,500 ($13,200 profit, excluding a restruc-turing charge of $42,700) in fiscal 1992. The change in operating results from 1993 to 1994 reflects the decline in gross margin, increases in costs due to inflationary increases, plus increases incurred on transferring the marketing, sales, and related operating assets of agricultural products, previously conducted through retail operations, to agricultural hubs and dedicated service centers. These changes to improve customer service have increased the costs of operations during the course of implementation.

           Operating margins of $13,400 for 1993 represent a slight improvement over the 1992 operating loss of $29,500 ($13,200 profit, excluding a restructuring charge of $42,700).

Energy Group

           In fiscal 1993, divestitures of 19 locations were completed, and during fiscal 1994, divestitures of 4 retail locations were completed as part of the Project strategy to focus assets and capital in selected markets. In addition, refocusing of sales to commercial accounts away from price-oriented accounts to service-oriented businesses continued to occur. As expected, this continues to decrease sales volume but had a favorable impact on per unit gross margins realized.

Item 7. Management's Discussion and Analysis of Financial
Condition and Results of Operations - Continued
(Thousands of Dollars)

RESULTS OF OPERATIONS (continued)

Energy Group (continued)

           Total net sales and revenues for fiscal 1994 of $556,000 decreased $82,100 (12.9%) as compared to fiscal 1993, primarily due to planned plant divestitures ($40,700) and reduced gas and diesel sales to low-margin, high-volume commercial customers. Heating oil and propane sales decreased $5,800 due to a volume increase of 1.2%, offset by a selling price decrease of 3.1%. In total, sales volume was down
29,800 gallons (4.8%) primarily for gas and diesel fuels, after accounting for divestitures, and the average price per unit was down
5.5 cents per gallon (7.9%), which decreased revenues by approximately
$41,400.

           Total sales and revenues for fiscal 1993 of $638,200 decreased $92,900 (12.7%) as compared to fiscal 1992 due to planned divestitures ($35,700) and planned decreases in high-volume, low-margin commer-cial accounts. While the average selling price for propane decreased in 1993 compared to 1992 due to a change in customer mix, propane sales increased due to higher volumes, particularly to farmers for crop drying. In total, sales volumes were down 81,100 gallons (10.9%) primarily for gas, diesel, and heating oil, after accounting for divesti-tures. The average price per unit was up 2.2 cents per gallon (2.3%) which offset these volume decreases.

           Despite the unit volume and selling price declines, the Energy Group realized an improvement in operating margins of $18,300
($4,800, excluding a restructuring credit of $13,500) in the 1994 fiscal year as compared to the previous fiscal year. Gross margins as a percentage of net sales and revenues increased by 1.3% in fiscal 1994 as compared to the prior fiscal year, and total costs and expenses for the Group declined in fiscal 1994 as a result of the above changes.

           Operating margin of $22,700 in fiscal 1993 increased by $10,500 as compared to $12,100 ($19,600, excluding a restructuring charge of $7,500) in fiscal 1992. The increase in operating margin before restructuring of $3,100 is due primarily to reductions in operating and distribution expense ($6,400) and increased gross margins from undivested operations ($2,100), offset by a reduction in gross margins of $9,400 in divested plants.

Financial Services

           The Financial Services Group consists of Telmark, a leasing subsidiary; Agway Insurance, a property and casualty insurance subsidiary; and Agway General Agency, a subsidiary which markets accident and health insurance products and administers health insurance programs.

           Total net sales and revenues for fiscal 1994 decreased $4,300 (6.2%) to $65,800 as compared to the prior year. The decrease, primarily attributed to the Agway Insurance Company and the Agway
General Agency, is generated by the termination of reinsurance assumed contracts of $1,400, increased reinsurance ceded treaties of $400, a decline of $1,000 in investment earnings, and a decline in administrative fees of $500 due to a declining base of participants in the Agway member group health insurance plan. In addition, Telmark revenues declined $500 as compared to fiscal 1993 due to the effect of portfolio sales in 1994 and 1993 and the effect of lower lease rates charged on new business in fiscal 1994.

           Total net sales and revenues for fiscal 1993 for the Financial Services Group declined $7,500 (9.7%) as compared to fiscal 1992.
The decline was attributed to a decrease in Telmark revenues of $3,700 due to reduced revenue streams resulting from portfolio sales, which was partially offset by slight volume growth, and a decrease of $3,800 in property and casualty insurance revenues due to reductions in investment income and administrative fees.

Item 7. Management's Discussion and Analysis of Financial
Condition and Results of Operations - Continued
(Thousands of Dollars)

RESULTS OF OPERATIONS (continued)

Financial Services (continued)

           In fiscal 1994, operating margins for the Group declined $700 (5.9%) as compared to the prior year. The decrease is primarily attributed to Telmark due to a lower gain on portfolio sale in 1994 of $500 versus a 1993 gain of $1,200. The Agway Insurance Company revenue decline from the reinsurance termination was offset by an equal reduction in costs and expenses with no impact on operating margin.

           In fiscal 1993, operating margins for the Group improved $3,900 (55.5%) as compared to fiscal 1992. Although revenues decreased for the insurance operations, expenses were controlled accordingly, resulting in only a small deterioration in operating margins. Telmark's margins improved due primarily to a reduction in its bad debt expense from $12,600 in 1992 to $4,700 in 1993, offset by somewhat smaller gains on sale of its lease portfolio, the reduced revenue stream from the 1992 portfolio sale, and lower than historical interest spreads on its current year leasing activities due to tighter competition.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows
           Cash flows from operating activities for the fiscal year ended June 30, 1994 increased by $1,200 to $16,600. This increase was caused primarily by an increase in cash flows associated with operating assets and liabilities, offset by a decline in operating margin of $23,100 in fiscal 1994 as compared to 1993. Net cash utilized in investing activities increased to $70,800 from $5,000 in fiscal 1993. This increase resulted from an increase in net leasing activity of $43,500 combined with a reduction in proceeds from property, plant and equipment disposals of $16,400 as compared to the prior year. As a result of cash utilized in investing activities, net long-term borrowings increased $64,500 while short-term borrowings declined by $7,800. Increased short-term borrowings in the prior year of $23,100 resulted from a decrease in long-term borrowings of $17,200 combined with a redemption of $12,500 of capital stock issued in connection with an acquisition in a prior year.

           The Company is committed to continue to streamline operations and introduce new technology to meet the needs of its customers and the challenges of operating a more cost-effective and efficient company in the future. In the next two fiscal years, the Company expects to spend approximately $22 million to design and implement new processes and information systems. The Company expects to benefit from these changes through reduced personnel expenses, lower levels of operating assets through a more effective method of handling products and services, and the elimination of overhead costs through the use of integrated systems.

           In October 1994, $34,500 of subordinated debt issued by the Company matures. The Company expects to either refinance this debt through a new issue of subordinated debt, fund it through short-term bank borrowings, or a combination of both. Other current maturities of long-term debt, which relate principally to leasing operations, will be funded through a combination of cash from operations, bank or insurance company borrowings, or the issuance of public debentures.

           The Company anticipates that cash flow from the sale of discon-tinued operations will be used to reduce short-term indebtedness.

Debt
           The Company finances its operations and the operations of all its continuing businesses and subsidiaries, except Telmark and Agway
Insurance Company, through Agway Financial Corporation (AFC).
Telmark and Agway Insurance Company finance themselves through operations or direct borrowing arrangements. Each business unit is financed with a combination of short- and long-term credit facilities as appropriate. External sources of short-term financing for Agway and all its continuing operations include revolving credit lines, letters of credit, and commercial paper programs. Sources of longer-term financing include borrowings from banks and insurance

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued
(Thousands of Dollars)

LIQUIDITY AND CAPITAL RESOURCES (continued)

Debt (continued)

companies, subordinated debt, and capital leases. In addition, Telmark has occasionally sold blocks of its lease portfolio. On February 1, 1994, Telmark's registration of its offering to the public of $25,000 of debentures, due December 31, 1997, with the Securities & Exchange Commission became effective. The debentures are unsecured, subordinated to all senior debt at Telmark, and are not guaranteed by Agway nor any of Agway's other subsidiaries. The offering of the debentures are not underwritten, and there can be no guarantee as to the amount of debentures to be sold. The proceeds of the offering will be used to provide financing for Telmark's leasing activities. As of June 30, 1994, approximately $3,700 of debentures were sold.

           In fiscal 1994, the Company renegotiated and renewed certain of its bank loan agreements through October 28, 1994. Adequate lines of credit of $149,250 were available to the Company as of June 30, 1994 under the new agreements as compared to lines of credit of $158,000 in the prior agreements. This includes retention of a commercial paper facility of $50,000. Subsequent to June 30, 1994, certain of AFC's credit lines were no longer available such that, at September 1, 1994, total Company short-term credit availability is $128,000, which is adequate to meet the Company's immediate needs.

           Certain of these agreements, upon the occurrence of certain defined events, give the lenders the right to perfect a security interest in certain of the Company's accounts receivables and non-petroleum inventories. Amounts which can be drawn under these agreements are limited to a specific calculation based upon the total of these certain accounts receivable and non-petroleum inventories ("collateral").
Adequate collateral has existed throughout the fiscal year to meet the ongoing needs of the Company. In addition, the agreements include certain covenants, the most restrictive of which requires to Company to maintain specific monthly levels of interest coverage and tangible net worth. In September 1994, waivers were obtained effective as of June
30, 1994 and covering through August 1994, and amendments were obtained for September and October 1994, for a specific covenant violation within AFC's ongoing short-term credit facilities. In addition, at June 30, 1994, a lien event occurred and the continuing banking institutions are in the process of perfecting a security interest in certain accounts receivable and non-petroleum inventories of the Company. Negotiations are expected to continue through October 1994, and it is management's expectation that appropriate credit facilities will be in place to meet the ongoing needs of the Company.

Capital Expenditures
           Capital expenditures were $32,700, $28,800 and $35,200 in fiscal 1994, 1993 and 1992, respectively. Planned capital expenditures are focused on technological enhancements and continued upgrading of facilities and equipment in the next fiscal year. In the Company's existing agreements with its lenders, capital expenditures are limited to $45,000 on a rolling twelve-month basis. The Company is currently negotiating this requirement and believes it will have adequate funding to meet its requirements. The Company anticipates its capital needs will be provided from operating cash flow and supplemented from external borrowings as required.

OTHER MATTERS

Debt and Equity Securities
           The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for
Certain Investments in Debt and Equity Securities," effective for fiscal years beginning after December 15, 1993. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Management anticipates that the implementation of SFAS No. 115 will not have a material effect on the Company's results of operations and financial position.

Item 7. Management's Discussion and Analysis of Financial
Condition and Results of Operations - Continued
(Thousands of Dollars)

OTHER MATTERS (continued)

Postretirement Benefits Other Than Pensions

           Effective July 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than
Pensions," which requires employers to accrue the cost of providing postretirement benefits other than pensions during the period employees are expected to earn the benefit. The Company is recognizing the related transition benefit obligation over 20 years. As a result of the adoption of SFAS No. 106, pre-tax income in fiscal 1994 was reduced by approximately $3,800. The change had no impact on cash flow.

Environmental Issues

           The Company is subject to a number of governmental regulations concerning environmental matters, either directly, or as a result of the operations of its subsidiaries. Agway expects that it will be required to expend funds to remediate certain sites, including certain Superfund sites and sites with underground fuel storage tanks. In addition, Agway expects that it will incur other expenses associated with environmental compliance.

           The Company continually monitors its operations with respect to potential environmental issues, including changes in legally mandated standards and remediation technologies. Agway's recorded liability reflects those specific issues where remediation activities are currently deemed to be probable and where the cost of remediation is estimable. Estimates of the extent of the Company's degree of responsibility of a particular site and the method and ultimate cost of remediation require a number of assumptions for which the ultimate outcome may differ from current estimates; however, the Company believes that its past experience provides a reasonable basis for estimating its liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that the result of ongoing and/or future environmental studies or other factors could alter this expectation and require the recording of additional liabilities. The extent or amount of such events, if any, cannot be estimated at this time. Although settlement of the reserves will cause future cash outlays based upon current estimates, it is not expected that such outlays will materially impact the Company's liquidity position.

           As part of its long-term environmental protection program, the Company spent approximately $5 million in fiscal 1994 on capital projects. The Company estimates that during fiscal 1995 and 1996 approximately $4 million per year will be spent on additional capital projects for environmental protection. These estimates recognize the additional capital required to comply with EPA Underground Storage
Tank (UST) regulations which become effective in December 1998. Presently, the total cost to comply with the EPA UST regulations is estimated to be approximately $5 million. The total capital require-ments may change due to the actual number of USTs actively in use on the effective date.

Item 8. Financial Statements and Supplementary Data

                      INDEX TO FINANCIAL STATEMENTS

                                                                    Pages

AGWAY INC. AND CONSOLIDATED SUBSIDIARIES:
  Report of Management. . . . . . . . . . . . . . . . . . .           26

  Independent Accountants' reports. . . . . . . . . . . . .           27

  Consolidated Balance Sheets, June 30, 1994 and 1993 . . .           30

  Consolidated Statements of Operations, for the fiscal
      years ended June 30, 1994, 1993 and 1992. . . . . . .           31

  Consolidated Statements of Changes in Shareholders' Equity,
      for the fiscal years ended June 30, 1994,
      1993 and 1992. . . . . . . . . . . . . . . . . . . . .          32

  Consolidated Cash Flow Statements for the fiscal years
      ended June 30, 1994, 1993 and 1992 . . . . . . . . . .          33

  Notes to Financial Statements . . . . . . . . . . . . . .           34


Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

  This item is inapplicable.

                     REPORT OF MANAGEMENT


           The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles by management of the Company. The integrity and objectivity of the data in these financial statements, including estimates and judgments, are the responsibility of management, as is all other information included in this annual report.

           The consolidated financial statements of Agway Inc. and Consoli-dated Subsidiaries have been audited by Coopers & Lybrand L.L.P., indepen-dent auditors, who relied on the opinions of Price Waterhouse L.L.P., independent auditors, as it relates to Curtice Burns Foods, Inc. and H.
P. Hood Inc., both subsidiaries reflected as discontinued operations.
Their reports follow.  Management has made available to Coopers &
Lybrand L.L.P. all of the Company's financial records and related data, as well as the minutes of directors' meetings. Furthermore, management believes that all representations made to Coopers & Lybrand L.L.P.during its audit were valid and appropriate.

           Management has established and maintains a system of internal accounting controls that provides reasonable assurance as to the integrity and reliability of the financial statements and that the Company's assets are safeguarded from unauthorized use or disposition. Management continually monitors the system of internal accounting controls for compliance and to assure that organizational arrangements provide an appropriate division of responsibility.

           The Budget & Audit Committee of the Board of Directors, which consists of six directors who are not employees, meets periodically with management and the independent auditor to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls, and financial reporting matters. The independent auditor has free access to the Budget & Audit Committee.







PETER J. O'NEILL                                    DONALD P. CARDARELLI
Senior Vice President                       Executive Vice President and
Finance & Control                                Chief Operating Officer
September 22, 1994                                    September 22, 1994

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
  Agway Inc.:

           We have audited the consolidated balance sheets of Agway Inc. and Consolidated Subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended June 30, 1994, 1993 and 1992. These financial statements are the responsibility of the Com-pany's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Curtice Burns Foods, Inc. or H. P. Hood Inc.
for the years ended June 30, 1994, 1993 and 1992, both presented as discontinued operations. Such statements (not presented separately herein) reflect total assets amounting to $611,214,000 and $656,174,000 at June 30, 1994 and 1993, respectively, and total revenues amounting to $1,322,119,000, $1,438,153,000 and
$1,471,959,000 for the years ended June 30, 1994, 1993 and 1992, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these subsidiaries prior to any adjustment to reflect the respective subsidiaries as discontinued operations, is based solely on the reports of the other auditors.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

           In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agway Inc. and Consolidated Subsidiaries, as of June 30, 1994 and 1993 and the results of their operations and their cash flows for the years ended June 30, 1994, 1993 and 1992 in conformity with generally accepted accounting principles.

           As discussed in Note 13 to the financial statements, the Company changed its method of accounting for postretirement benefits in fiscal
1994 by adopting Statement of Financial Accounting Standards No.
106, "Employers' Accounting for Postretirement Benefits other Than
Pensions."






                                              COOPERS & LYBRAND L.L.P.

Syracuse, New York
September 22, 1994

                     REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of H. P. Hood Inc.:

In our opinion, the accompanying Consolidated Balance Sheets and the related Consolidated Statements of Operations and Retained Earnings (Deficit) and of Cash Flows (not presented separately herein) present fairly, in all material respects, the financial position of H. P. Hood Inc. and its subsidiaries (the "Company") at June 25, 1994 and June 26,
1993, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, the Company changed its method for accounting for postretirement benefits in fiscal 1994 by adopting Statement of Financial Accounting Standards No.
106, "Employers' Accounting for Postretirement Benefits other Than
Pensions".




Price Waterhouse LLP
Boston, Massachusetts
August 3, 1994, except as to Note 8,
which is as of September 19, 1994.

                REPORT OF INDEPENDENT ACCOUNTANTS





To the Shareholders and
Board of Directors of
Curtice Burns Foods, Inc.


In our opinion, the consolidated balance sheets and the related consolidated statements of income and retained earnings and cash flows
(not presented separately herein) present fairly, in all material respects, the financial position of Curtice Burns Foods, Inc. and its subsidiaries at June 25, 1994 and June 26, 1993, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 25, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 2 and 4 to the consolidated financial statements, several disputes currenly exist between the Pro-Fac Cooperative, Inc. and the Company. The Company has requested arbitration to resolve the disputes with Pro-Fac Cooperative, Inc. Additionally, two competing offers to acquire the outstanding common stock of the Company have been made.

In connection with our examination of the consolidated financial statements mentioned above, we also examined the schedules (not presented separately herein) listed in the accompanying index of financial statement schedules. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.





PRICE WATERHOUSE LLP

Rochester, New York
August 10, 1994 (except as to Note 3, which is as of September 22, 1994)


                     AGWAY INC. and CONSOLIDATED SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                              June 30, 1994 and 1993
                              (Thousands of Dollars)

                                       ASSETS
                                                                                  1994                 1993
                                                                            ------------         -------------

Current assets:
  Cash and equivalents. . . . . . . . . . . . . . . . . . . . . . . . . .   $                    $        771
  Trade notes and accounts receivable, less allowance for doubtful
     accounts of $12,656 and $13,267, respectively. . . . . . . . . . . .       224,406               212,196
  Leases receivable, less unearned income of $33,209 and $28,717,
     respectively . . . . . . . . . . . . . . . . . . . . . . . . . . . .        84,744                75,243
  Uncollected insurance premiums. . . . . . . . . . . . . . . . . . . . .         9,936                 9,953
  Advances and other receivables. . . . . . . . . . . . . . . . . . . . .        25,819                26,271
  Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       178,664               181,859
  Prepaid expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . .        74,805                72,450
                                                                            ------------         -------------
         Total current assets . . . . . . . . . . . . . . . . . . . . . .       598,374               578,743
Marketable securities. . . . . . . . . . . . . . . . . . . . . . . . . . .       33,943                34,532
Other security investments . . . . . . . . . . . . . . . . . . . . . . . .       36,226                34,102
Properties and equipment, net. . . . . . . . . . . . . . . . . . . . . . .      249,369               259,980
Long-term leases receivable, less unearned income of $51,775 and
  $41,253, respectively . . . . . . . . . . . . . . . . . . . . . . . . .       191,654               155,544
Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       79,965                73,473
Net assets of discontinued operations. . . . . . . . . . . . . . . . . . .       84,783                87,088
                                                                            ------------         -------------
         Total assets . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 1,274,314          $  1,223,462
                                                                            ============
=============
                   LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                1994                  1993
                                                                            ------------         -------------
Current liabilities:
  Notes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $    62,800          $     70,600
  Current installments of long-term debt. . . . . . . . . . . . . . . . .        76,537                66,039
  Subordinated debt, current. . . . . . . . . . . . . . . . . . . . . . .        34,471
  Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . .       124,679                95,735
  Unearned insurance premiums . . . . . . . . . . . . . . . . . . . . . .        16,868                17,096
  Other current liabilities . . . . . . . . . . . . . . . . . . . . . . .       121,147               127,103
                                                                            ------------         -------------
         Total current liabilities. . . . . . . . . . . . . . . . . . . .       436,502               376,573
Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      176,567               150,107
Subordinated debt. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      372,673               379,619
Other liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . .       84,746               121,762
Commitments and contingencies. . . . . . . . . . . . . . . . . . . . . . .
Preferred stock. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       89,071                89,068
Preferred stock held in treasury . . . . . . . . . . . . . . . . . . . . .      (17,733)              (35,594)
Common stock ($25 par, 170,493 and 169,869 shs. issued; 110,854 and
  111,609 shs. outstanding, respectively) . . . . . . . . . . . . . . . .         4,262                 4,247
Common stock held in treasury. . . . . . . . . . . . . . . . . . . . . . .       (1,491)               (1,457)
Paid-in capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        6,371                 7,350
Retained margin. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      123,346               131,787
                                                                            ------------         -------------
         Total liabilities and shareholders' equity . . . . . . . . . . . . $ 1,274,314          $  1,223,462
                                                                            ============
=============

  The accompanying notes are an integral part of the financial statements.


                   AGWAY INC. and CONSOLIDATED SUBSIDIARIES
                     CONSOLIDATED STATEMENTS of OPERATIONS
               fiscal years ended June 30, 1994, 1993 and 1992
                            (Thousands of Dollars)


                                                           1994              1993              1992
                                                      -------------     -------------    -------------
Net sales and revenues from:
  Product sales . . . . . . . . . . . . . . . . . .   $  1,634,251      $  1,656,036     $  1,745,208
  Leasing operations. . . . . . . . . . . . . . . .         33,862            34,427           38,555
  Insurance operations. . . . . . . . . . . . . . .         26,865            30,131           31,972
                                                      -------------     -------------    -------------
    Total net sales and revenues . . . . . . . . . .     1,694,978         1,720,594        1,815,735
                                                      -------------     -------------    -------------
Cost and expenses from:
  Products and plant operations . . . . . . . . . .      1,488,618         1,507,396        1,597,153
  Leasing operations. . . . . . . . . . . . . . . .         13,259            13,258           14,468
  Insurance operations. . . . . . . . . . . . . . .         16,881            20,488           22,052
  Selling, general and administrative activities. .        155,308           137,851          143,132
  Restructuring costs (credit). . . . . . . . . . .         (6,065)                            75,000
                                                      -------------     -------------    -------------
    Total operating costs and expenses . . . . . .       1,668,001         1,678,993        1,851,805
                                                      -------------     -------------    -------------
Operating margin (loss). . . . . . . . . . . . . .          26,977            41,601          (36,070)
Interest expense, net of interest income
  of $8,945, $8,668 and $11,570, respectively . . .        (27,780)          (27,337)         (26,796)

Other income, net. . . . . . . . . . . . . . . . .           5,711             4,554           12,317
                                                      -------------     -------------    -------------
Margin (loss) from continuing operations before
  income taxes. . . . . . . . . . . . . . . . . . .          4,908            18,818          (50,549)
Income tax expense (benefit) . . . . . . . . . . .           4,212            (6,909)          (5,978)
                                                      -------------     -------------    -------------
Margin (loss) from continuing operations . . . . .             696            25,727          (44,571)

Discontinued operations:
  Loss from operations, including tax expense
    of $0, $725 and $139 and after interest of others
    of $0, $2,767 and $3,746, respectively. . . . .                           (5,977)         (14,242)
  Loss on disposal, including tax expense of $7,800         (4,000)
                                                      --------------    -------------    -------------
    Loss from discontinued operations. . . . . . .          (4,000)           (5,977)         (
                                                      --------------    -------------    -------------
Net margin (loss). . . . . . . . . . . . . . . . .    $     (3,304)     $     19,750     $    (58,813)
                                                      ==============    =============
=============




The accompanying notes are an integral part of the financial statements.


                AGWAY INC. and CONSOLIDATED SUBSIDIARIES
        CONSOLIDATED STATEMENTS of CHANGES in SHAREHOLDERS' EQUITY
            fiscal years ended June 30, 1994, 1993 and 1992
                        (Thousands of Dollars)


                                                   Common Stock
                                                -------------------
                                                  (Par Value $25)        Paid-In     Retained
                                                 Shares      Amount      Capital      Margin         Total
                                                -------    ---------    ---------   -----------   ----------
Balance June 30, 1991. . . . . . . . . . . . .  112,832    $  2,821     $  6,528    $  179,716    $ 189,065

  Net loss. . . . . . . . . . . . . . . . . . .                                        (58,813)     (58,813)
  Dividends declared. . . . . . . . . . . . . .                                         (4,861)      (4,861)
  Redeemed, net . . . . . . . . . . . . . . . .    (417)        (11)                                    (11)
  Equity in net unrealized capital gains of
    insurance companies . . . . . . . . . . . .                                             70           70
  Other . . . . . . . . . . . . . . . . . . . .                              428                        428
                                                --------   ---------    ---------   -----------   ----------
Balance June 30, 1992. . . . . . . . . . . . .  112,415       2,810        6,956       116,112      125,878

  Net margin. . . . . . . . . . . . . . . . . .                                         19,750       19,750
  Dividends declared. . . . . . . . . . . . . .                                         (4,129)      (4,129)
  Redeemed, net . . . . . . . . . . . . . . . .    (806)        (20)                                    (20)
  Equity in net unrealized capital gains of
    insurance companies . . . . . . . . . . . .                                             54           54
  Other . . . . . . . . . . . . . . . . . . . .                              394                        394
                                                --------   ---------    ---------   -----------   ----------
Balance June 30, 1993. . . . . . . . . . . . .  111,609       2,790        7,350       131,787      141,927
  Net loss. . . . . . . . . . . . . . . . . . .                                         (3,304)      (3,304)
  Dividends declared. . . . . . . . . . . . . .                                         (5,044)      (5,044)
  Redeemed, net . . . . . . . . . . . . . . . .    (755)        (19)                                    (19)
  Equity in net unrealized capital losses of
    insurance companies . . . . . . . . . . . .                                            (93)         (93)
  Other . . . . . . . . . . . . . . . . . . . .                             (979)                      (979)
                                                --------   ---------    ---------   -----------   ----------
Balance June 30, 1994. . . . . . . . . . . . .  110,854    $  2,771     $  6,371    $  123,346    $ 132,488
                                                ========   =========    =========
===========   ==========

           Authorized shares of common stock is 300,000 shares.


    Common shares, purchased at par value, held in treasury at June 30 were: 1994 - 59,639; 1993 - 58,260; 1992 - 56,768; 1991 - 55,521. A
common stock dividend per share of $1.50 was declared for fiscal 1994, 1993 and 1992. Dividend payments are restricted to a maximum of 8% of par value, as governed by the Farm Credit Administration.






The accompanying notes are an integral part of the financial statements.


                AGWAY INC. and CONSOLIDATED SUBSIDIARIES
                   CONSOLIDATED CASH FLOW STATEMENTS
            fiscal years ended June 30, 1994, 1993 and 1992
                        (Thousands of Dollars)

                                                            1994            1993           1992
                                                        -----------     -----------    ------------
Cash flows from operating activities:
  Net margin (loss) . . . . . . . . . . . . . . . . .   $   (3,304)     $   19,750     $   (58,813)
  Adjustments to reconcile margins to net cash:
    Depreciation and amortization. . . . . . . . . .        34,327          36,139          40,205
    Restructuring costs (credit) . . . . . . . . . .        (6,065)                         75,000
    Accounts receivable allowance. . . . . . . . . .         4,204           5,517           7,382
    Leases receivable allowance. . . . . . . . . . .         5,927           4,659          12,555
    Pension income . . . . . . . . . . . . . . . . .        (9,264)         (8,371)         (9,438)
    Deferred taxes including valuation allowance . .        (1,156)          2,672         (21,539)
    (Gain) or loss on sale of businesses and property,
       plant and equipment . . . . . . . . . . . . .          (479)          1,164             393
    Changes in assets and liabilities net of effects
       of businesses acquired:
       Receivables . . . . . . . . . . . . . . . . .       (16,792)        (21,291)          2,701
       Inventory . . . . . . . . . . . . . . . . . .         5,048           1,214           6,180
       Payables. . . . . . . . . . . . . . . . . . .        28,113          (7,279)          1,964
       Other . . . . . . . . . . . . . . . . . . . .       (23,913)        (18,719)          3,223
                                                        -----------     -----------    ------------
Net cash flows from operating activities . . . . . .        16,646          15,455          59,813

Cash flows from investing activities:
  Purchases of property, plant and equipment. . . . .      (32,729)        (28,783)        (35,240)
  Cash paid for acquisitions. . . . . . . . . . . . .       (5,044)
  Proceeds from disposal of businesses and
    property, plant and equipment. . . . . . . . . .        17,095          33,458           4,224
  Purchases of marketable securities. . . . . . . . .      (21,212)        (31,654)        (17,514)
  Proceeds from sale of marketable securities . . . .       21,708          30,752          12,651
  Leases originated . . . . . . . . . . . . . . . . .     (149,659)       (106,388)        (99,602)
  Leases repaid               . . . . . . . . . . . .       92,313          86,764          75,059
  Proceeds from lease sales . . . . . . . . . . . . .        6,426          12,232          25,109
  Purchases of investments in related cooperatives. .       (3,102)         (3,645)         (2,772)
  Proceeds from sale of investments in related
    cooperatives . . . . . . . . . . . . . . . . . .         1,126           1,168           1,815
  Net changes in net assets of discontinued operations       2,305           1,138           5,067
                                                        -----------     -----------    ------------
Net cash flows from investing activities . . . . . .       (70,773)         (4,958)        (31,203)

Cash flows from financing activities:
  Net change in short-term borrowing. . . . . . . . .       (7,800)         23,147         (87,350)
  Proceeds from long-term debt. . . . . . . . . . . .      112,243          58,276          58,142
  Repayment of long-term debt . . . . . . . . . . . .      (73,957)        (69,700)        (54,204)
  Proceeds from sale of subordinated debt . . . . . .       41,675          54,937          94,951
  Redemption of subordinated debt . . . . . . . . . .      (14,150)        (58,181)        (33,543)
  Payments on capitalized leases. . . . . . . . . . .       (1,328)         (2,566)         (1,883)
  Proceeds from sale of stock . . . . . . . . . . . .        1,886           1,431             886
  Redemption of stock . . . . . . . . . . . . . . . .         (702)        (12,499)           (758)
  Cash dividends paid . . . . . . . . . . . . . . . .       (4,511)         (4,571)         (4,851)
                                                        -----------     -----------    ------------
Net cash flows from financing activities . . . . . .        53,356          (9,726)        (28,610)
                                                        -----------     -----------    ------------
Net increase (decrease) in cash and equivalents. . .          (771)            771               0
Cash and equivalents at beginning of year. . . . . .           771               0               0
                                                        -----------     -----------    ------------
Cash and equivalents at end of year. . . . . . . . .    $        0      $      771     $         0
                                                        ===========     ===========
============



  The accompanying notes are an integral part of the financial statements.

                    AGWAY INC. and CONSOLIDATED SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS
                             (Thousands of Dollars)


1. Summary of Significant Accounting Policies

Fiscal Year
           The Company's fiscal year-end is on the last Saturday in June. Fiscal years ending June 30, 1994, 1993 and 1992 were each comprised of 52 weeks.

Consolidation
           All subsidiaries of continuing operations are wholly owned and are included in the consolidated financial statements and all significant intercompany balances and transactions have been eliminated in consolidation. Operations of Curtice Burns Foods, Inc. (Curtice
Burns), which is 34% owned, and H. P. Hood Inc. (Hood), which is
99% owned, are presented as discontinued operations (see Note 17).
The authorized capital of Curtice Burns consists of two classes of common shares, Class A and Class B, each with substantially identical rights, except for the right to elect a majority of directors which is restricted to the Class B shares. The Company's ownership interest includes 99% of the Class B shares outstanding.

Cash and Equivalents
           The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Leases Receivable
           The Company's leasing operation (Telmark Inc.) finances buildings and equipment for Agway members and others. Leases are made on a precomputation basis (finance charges included in the face amounts of the notes). Finance charges are realized as income, utilizing the interest method over the terms of the leases.

Inventories
           Inventories are priced at the lower of cost or market. Cost is determined on the following bases: average; first-in, first-out; and last-in, first-out.

Marketable Securities
           Long-term marketable securities, which relate entirely to the Company's insurance operations, are recorded in the consolidated financial statements as follows: bonds at amortized cost, preferred stocks and common stocks at market. Unrealized net capital gains or losses are credited or charged directly to retained margin, while the realized amounts are included in income.

Other Security Investments
           Investments are stated at cost, which approximates market. Securities received as patronage refunds from various cooperatives are stated principally at estimated fair market value at time of receipt.

Other Assets
           Other assets include approximately $12,100 and $13,300 at June 30, 1994 and 1993, respectively, of costs in excess of the fair value of net tangible assets acquired in purchase transactions (goodwill) as well as acquired non-competition agreements and trademarks. Goodwill and other intangible assets are amortized on a straight-line basis over periods ranging from 1 to 40 years. Amortization from continuing operations totaled $2,838, $4,137 and $5,739 for fiscal years ending
June 30, 1994, 1993 and 1992, respectively.

Depreciation and Amortization
           Depreciation and amortization are charged to operations, principally on a straight-line basis, over the estimated useful lives of the properties and equipment, and over the term of the lease for capital leases.

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)

1. Summary of Significant Accounting Policies (continued)

Income Taxes
              The Company provides for income taxes in accor-dance with the provisions of Statement of Financial
Accounting Standards (SFAS) No. 109, "Accounting for
Income Taxes." Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision is the result of the net change in the assets and liabilities for deferred tax. A valuation allowance is established when it is necessary to reduce deferred tax assets to amounts expected to be realized.

Discontinued Operations
           Interest expense allocated from continuing operations to discon-tinued operations was based upon the proportion of net assets separately financed to total Company net assets. Total interest expense allocated was approximately $3,600, $4,100 and $5,500 for the years ended June
30, 1994, 1993 and 1992, respectively.

Reclassifications
           Certain reclassifications have been made to conform prior year financial statements with the current year presentation.



2. Agway Financial Corporation

           Agway Financial Corporation (AFC) is a wholly owned subsidiary of Agway whose principal business activity is securing financing through bank borrowings and issuance of corporate debt instruments to provide funds for its sole stockholder, Agway, and AFC's sole wholly owned subsidiary, Agway Holdings Inc. (AHI), and its subsidiaries, for general corporate purposes. The payment of principal and interest on this debt is absolutely and unconditionally guaranteed by Agway. In an exemptive order granted by the Securities and Exchange Commission, AFC, as a separate company, is not required to file periodic reports with respect to these debt securities provided the 1934 Act reports of Agway contain summarized financial information concerning AFC. Accordingly, summarized financial information for AFC and Consoli-dated Subsidiaries is as follows:


                                                 Fiscal Year Ended  Fiscal Year Ended   Fiscal Year Ended
                                                   June 30, 1994       June 30, 1993      June 30, 1992
                                                     ------------        -----------     --------------
   Net sales and revenues. . . . . . . . . . . . .   $    904,714        $   972,814     $   1,089,197
   Operating margin. . . . . . . . . . . . . . . .         64,579             65,130            57,386
   Margin from continuing operations . . . . . . .         26,416             13,347             6,636
   Net margin (loss) . . . . . . . . . . . . . . .         22,416              7,370            (7,606)


                                                    June 30, 1994        June 30, 1993
                                                     ------------        -------------
   Current assets. . . . . . . . . . . . . . . . .   $    460,969        $     433,907
   Properties and equipment, net . . . . . . . . .        124,697              128,898
   Noncurrent assets . . . . . . . . . . . . . . .        273,828              240,004
   Net assets of discontinued operations . . . . .         84,783               87,088
                                                     ------------          -----------
   Total assets. . . . . . . . . . . . . . . . . .   $    944,277          $   889,897
                                                     ============          ===========

   Current liabilities . . . . . . . . . . . . . .   $    283,326          $   249,721
   Long-term debt. . . . . . . . . . . . . . . . .        173,224              146,364
   Subordinated debt . . . . . . . . . . . . . . .        372,673              379,619
   Noncurrent liabilities. . . . . . . . . . . . .         18,154               38,637
   Shareholder's equity. . . . . . . . . . . . . .         96,900               75,556
                                                     ------------          -----------
   Total liabilities and shareholder's equity. . .   $    944,277          $   889,897
                                                     ============          ===========


AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)

2. Agway Financial Corporation (continued)
           On July 1, 1994, certain subsidiaries of AFC were transferred to Agway Inc., and certain operating divisions of Agway Inc. were transferred to AFC. Had these transactions taken place at July 1, 1993, assets, revenues and net margin of AFC for the period ended
June 30, 1994 would have been approximately $1,000,000, $1,200,000 and $11,000, respectively.

3. Restructuring
           In 1992, the Company initiated Customer Driven: 1995...Focusing on the 21st Century to evaluate its business strategies and anticipated market demographics. After a review of the Company's business practices, the business practices of successful competitors, and market research of current and potential members and customers, the Company identified restructuring measures resulting in a pre-tax restructuring charge to operations of $75,000. The primary components of the restructuring charge were facility closures and sales, product line rationalization, severance costs, and write-down of certain non-strategic assets to net realizable value.

           With a substantial number of its initiatives completed, the Company now estimates the total cost of the program will be $6,065 less than the initial $75 million estimate. In the fourth quarter of fiscal 1994, excess accruals of $6,065 were credited to operating earnings.
As of June 30, 1994, the Company has remaining reserves of approxi-mately $19,300 to complete program initiatives relating principally to the demolition and divestiture of selected properties and related costs. During 1994 and 1993, these business strategies generated net cash of $1,869 in 1994 and $27,824 in 1993 (see Note 16).

4. Leases Receivable
           Net investments in leases at June 30, 1994 and 1993 were as follows:

                                                   1994           1993
                                               -----------     -----------

  Leases (minimum payments):
    Commercial and agricultural . . . . . .    $  366,546      $  308,258
    Retail installment loans. . . . . . . .         2,034           1,341
                                               -----------     -----------
      Total leases . . . . . . . . . . . .        368,580         309,599
  Unearned interest and finance charges . .       (84,984)        (69,970)
  Net deferred origination costs. . . . . .         5,236           3,238
                                               -----------     -----------
    Net investment. . . . . . . . . . . . .       288,832         242,867
  Allowance for doubtful leases . . . . . .       (12,434)        (12,080)
                                               -----------     -----------
    Net leases receivable . . . . . . . . .    $  276,398      $  230,787
                                               ===========     ===========


   Most commercial and agricultural leases have terms of 60 months or less, although buildings are leased for a maximum of 180 months.

   Contractual maturities of leases were as follows at June 30, 1994:

                  1995                            $   119,726
                  1996                                 93,080
                  1997                                 63,870
                  1998                                 39,862
                  1999                                 21,294
                  Thereafter                           30,748
                                                  -----------
                                                  $   368,580
                                                  ===========

   Included within the above are unguaranteed estimated residual values of leased property approximating $43,900 and $38,500 at June 30, 1994 and 1993, respectively.

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)

4. Leases Receivable (continued)

           The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its leasing customers. These financial instruments consist of commitments to extend credit not recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

           The Company's exposure to credit loss in the event of nonperfor-mance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of the instrument. The Company uses the same credit and collateral policies in making commitments as it does for on-balance sheet instruments.

           Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Outstanding commitments to extend lease financing at June 30, 1994 approximated $12,300,000.

           During 1994 and 1993, the Company entered into lease sale contracts which contain limited recourse provisions which are limited to 7.5% of the sale proceeds. At June 30, 1994, the Company was contingently liable for approximately $3,300,000 under the limited recourse provisions.


5. Inventories

           Inventories at June 30 consist of the following:


                                                  1994           1993
                                              -----------     ----------
      Raw materials . . . . . . . . . .       $    22,470     $   19,919
      Finished goods. . . . . . . . . .           148,505        152,348
      Goods in transit and supplies . .             7,689          9,592
                                              -----------     ----------
         Total inventories. . . . . . .       $   178,664     $  181,859
                                              ===========     ==========


     Inventories valued at the lower of LIFO (last-in, first-out) cost or market include refined products of Agway Petroleum Corporation. At
June 30, 1994 and 1993, current costs exceeded LIFO costs by $373 and $448, respectively. The total of such inventories was $8,544 at June 30, 1994 and $23,086 at June 30, 1993. In 1994 and 1993,
certain inventory quantities were reduced, resulting in liquidations of LIFO inventories carried at lower costs prevailing in prior years, the effect of which is immaterial.

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)

6. Marketable Securities

           Marketable securities consist of bonds and stocks held by the insurance company. The approximate cost of preferred and common stocks is $1,528 and $1,508 for 1994 and 1993 with associated market values of $1,452 and $1,525 for 1994 and 1993, respectively.

           The amortized cost and estimated market value of investments in debt securities are as follows:


                                                                Gross          Gross       Estimated
                                                Amortized     Unrealized    Unrealized       Market
          June 30, 1994                            Cost          Gains         Losses        Value
          -------------                       -----------     ----------    -----------    ----------
Government securities and obligations         $    14,030     $      384    $     (233)    $   14,181
Corporate securities                               18,461             22          (879)        17,604
                                              -----------     ----------    -----------    ----------
   Totals                                     $    32,491     $      406    $   (1,112)    $   31,785
                                              ===========     ==========    ===========
==========

                                                                Gross          Gross       Estimated
                                                Amortized     Unrealized    Unrealized       Market
           June 30, 1993                           Cost         Gains          Losses        Value
           -------------                      -----------     ----------    -----------    ----------
Government securities and obligations         $    13,990     $      370    $     (110)    $   14,250
Corporate securities                               19,017            131           (66)        19,082
                                              -----------     ----------    -----------    ----------
   Totals                                     $    33,007     $      501    $     (176)    $   33,332
                                              ===========     ==========    ===========
==========

        The amortized cost and estimated market value of debt securities at June 30, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                               Estimated
                                             Amortized           Market
                                               Cost              Value
                                           ------------     ------------
Due in one year or less                    $        419     $        419
Due after one year through five years             4,752            4,700
Due after five years through ten years            4,780            4,725
Due after ten years                              22,540           21,941
                                           ------------     ------------
                                           $     32,491     $     31,785
                                           ============     ============

           Proceeds from sales of investments in debt securities during 1994 and 1993 were $21,708 and $31,388, respectively. Gross gains of $417 and gross losses of $32 were realized on those sales in 1994, and gross gains of $1,283 and gross losses of $97 were realized on those sales in 1993.

           The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for
Certain Investments in Debt and Equity Securities," effective for fiscal years beginning after December 15, 1993. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Management anticipates that the implementation of SFAS
No. 115 will not have a material effect on the Company's results of operations and financial position.

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)


7. Properties and Equipment

  Properties and equipment, at cost, including capital leases, consist of the following at:



          June 30, 1994                             Owned           Leased       Combined
          -------------                         ------------     ---------     -----------
  Land and land improvements. . . . . . . .     $     35,714     $   1,071     $    36,785
  Buildings and leasehold improvements. . .          131,870         9,375         141,245
  Machinery and equipment . . . . . . . . .          209,475         7,900         217,375
  Office equipment. . . . . . . . . . . . .           33,573           193          33,766
  Automotive equipment. . . . . . . . . . .           81,781           242          82,023
  Construction in progress. . . . . . . . .            8,339                         8,339
                                                ------------     ---------     -----------
                                                     500,752        18,781         519,533
  Less: accumulated depreciation and
           amortization. . . . . . . . . .           255,592        14,572         270,164
                                                ------------     ---------     -----------
  Properties and equipment, net . . . . . .     $    245,160     $   4,209     $   249,369
                                                ============     =========     ===========



          June 30, 1993                             Owned           Leased       Combined
          -------------                         ------------     ---------     -----------
  Land and land improvements. . . . . . . .     $     38,597     $   1,071     $    39,668
  Buildings and leasehold improvements. . .          135,535         9,260         144,795
  Machinery and equipment . . . . . . . . .          207,779         7,925         215,704
  Office equipment. . . . . . . . . . . . .           33,077           193          33,270
  Automotive equipment. . . . . . . . . . .           78,165           998          79,163
  Construction in progress. . . . . . . . .            7,423                         7,423
                                                ------------     ---------     -----------
                                                     500,576        19,447         520,023
  Less: accumulated depreciation and
           amortization. . . . . . . . . .           245,521        14,522         260,043
                                                ------------     ---------     -----------
  Properties and equipment, net . . . . . .     $    255,055     $   4,925     $   259,980
                                                ============     =========     ===========


   Depreciation and amortization expense relating to properties and equipment amounted to $31,489, $32,002 and $34,466 in 1994, 1993 and 1992, respectively.


8. Income Taxes

    The current portion of deferred income tax assets for continuing operations of $35,809 for 1994 and $34,627 for 1993 is included in prepaid expenses. The noncurrent portion of deferred income tax liabilities for continuing operations of $30,784 for 1994 and $30,758 for 1993 is included in other liabilities.

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)


8. Income Taxes (continued)

  The provision (benefit) for income taxes consists of the following:




                                     1994            1993           1992
                                ----------        ----------     ----------
Continuing operations:
  Current:
    Federal. . . . . . . . .    $    (591)        $  (8,461)     $  10,316
    State. . . . . . . . . .        3,647             6,788          5,253
  Deferred. . . . . . . . .         1,156             1,111        (27,894)
  Increase (decrease) in
    valuation allowance . .                          (6,347)         6,347
                                ----------        ----------     ----------
                                $   4,212         $  (6,909)     $  (5,978)
                                ==========        ==========     ==========
Discontinued operations:
  Current:
    Federal. . . . . . . . .                      $   9,795      $  (1,741)
    State. . . . . . . . . .                            102            906
    Deferred. . . . . . . .     $   7,800            (9,172)           974
                                ----------        ----------     ----------
                                $   7,800         $     725      $     139
                                ==========        ==========     ==========



   The Company's effective income tax rate on margin (loss) from continuing operations before income taxes differs from the federal statutory regular tax rate as follows:



                                                                1994       1993         1992
                                                               ------     -------      -------
Statutory federal income tax rate . . . . . . . . . . . .       35.0%      34.0%       (34.0%)
Tax effects of:
  State income taxes, net of federal benefit (1). . . . .       63.3       21.7          8.3
  Items for which no federal tax effect was recognized. .        2.1        2.3         (0.2)
  Dividend received deduction . . . . . . . . . . . . . .        2.6        0.7          0.1
  Fines and penalties . . . . . . . . . . . . . . . . . .        4.2        2.7          0.4
  Tax credits . . . . . . . . . . . . . . . . . . . . . .                 (12.7)         3.3
  Amortization of intangibles . . . . . . . . . . . . . .        2.3       (1.8)         5.5
  Adjustment of prior year accrual. . . . . . . . . . . .                 (47.8)        (4.6)
  Utilization of loss carryforwards . . . . . . . . . . .      (20.9)      (3.3)
  Change in valuation allowance . . . . . . . . . . . . .                 (33.7)        12.6
  Other items . . . . . . . . . . . . . . . . . . . . . .       (2.8)       1.2         (3.2)
                                                               ------     -------      -------
    Effective income tax rate. . . . . . . . . . . . . .        85.8%     (36.7%)      (11.8%)
                                                               ======     =======      =======


     (1) For state income tax purposes, the Company does not file combined income tax returns and is therefore unable to recognize the benefit of certain net operating losses incurred by subsidiaries.

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)

8. Income Taxes (continued)
   The components of the deferred tax assets and liabilities as of June 30, 1994 and 1993 were as follows:


                                                                 1994            1993
                                                            ------------     ------------
Deferred tax assets:
  Restructuring reserve. . . . . . . . . . . . . . . .      $     6,545      $    13,617
  Self-insurance reserves. . . . . . . . . . . . . . .            7,880            7,767
  Deferred compensation. . . . . . . . . . . . . . . .            5,531            5,413
  Medical reserves . . . . . . . . . . . . . . . . . .            6,366            5,073
  Accounts receivable. . . . . . . . . . . . . . . . .            4,303            4,510
  Vacation pay accrual . . . . . . . . . . . . . . . .            3,208            2,889
  Inventory. . . . . . . . . . . . . . . . . . . . . .            4,765            4,021
  Leases receivable. . . . . . . . . . . . . . . . . .           10,757            8,094
  Other liabilities and reserves . . . . . . . . . . .            4,351            4,182
  Miscellaneous. . . . . . . . . . . . . . . . . . . .            4,141              550
  Alternative minimum tax credit carryforward. . . . .            7,316            7,858
                                                            ------------     -----------
    Total deferred tax asset. . . . . . . . . . . . .            65,163           63,974
                                                            ------------     -----------
Deferred tax liabilities:
  Property, plant & equipment. . . . . . . . . . . . .           15,789           17,475
  Pension assets . . . . . . . . . . . . . . . . . . .           21,722           18,572
  Prepaid medical. . . . . . . . . . . . . . . . . . .            7,259            7,074
  Other assets . . . . . . . . . . . . . . . . . . . .            3,338            3,674
  Undistributed earnings of discontinued operation . .            9,234            9,234
  Miscellaneous. . . . . . . . . . . . . . . . . . . .            2,796            4,076
                                                            ------------     ------------
    Total deferred tax liability. . . . . . . . . . .            60,138           60,105
                                                            ------------     ------------
    Net deferred tax (asset) liability. . . . . . . .       $    (5,025)     $    (3,869)
                                                            ============     ============



     At June 30, 1994, the Company's federal AMT credit can be carried forward indefinitely.

9. Short-Term Notes Payable
           As of June 30, 1994, the Company had available lines of credit with various banking institutions whereby lenders have agreed to provide funds up to $99,250 to separately financed units of the Company as follows: Agway Financial Corporation (AFC) - $76,250;
Telmark - $23,000. Borrowings under these lines amounted to $18,000 at June 30, 1994 and generally bear interest at prevailing short-term interest rates (6.5% at June 30, 1994). In addition, AFC may issue up to $50,000 of commercial paper under the terms of a separate agreement, backed by a letter of credit. Commercial paper outstanding at June 30, 1994 amounted to $44,800 at interest rates ranging between 4.4% and 4.5%. Subsequent to June 30, 1994, certain of AFC's credit lines were no longer available such that, at September 1, 1994, credit availability to AFC was reduced from $76,250 to $55,000, reducing the Company's total available lines to $78,000. The total commercial paper facility of $50,000 remains in place, creating total short-term availability of $128,000. The credit available to the Company, through its existing lines of credit with banking institutions and its commercial paper program, is sufficient to meet the Company's immediate needs.
The carrying amount of the Company's short-term borrowings approximates their fair value.

           The AFC agreements, as amended in January 1994, cover the period through October 28, 1994 and are in process of renegotiation. These agreements, upon the occurrence of certain defined events, give the lenders the right to perfect a security interest in certain accounts receivable and non-petroleum inventories of the Company. Amounts which can be drawn under these agreements are limited to a specific calculation based upon the total of these certain accounts receivable and non-petroleum inventories ("collateral"). Adequate collateral has existed throughout the fiscal year to meet the ongoing needs of the Company. In addition, the agreements include certain covenants, the most restrictive of which requires the Company to maintain specific monthly levels of interest coverage and tangible net worth.

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)

9. Short-Term Notes Payable (continued)

           As a result of a specific covenant violation within AFC's credit facilities at June 30, 1994, waivers were obtained effective as of June
30, 1994 and covering through August 1994, and amendments were obtained for September and October 1994 from AFC's continuing banking institutions to allow for total Company continuing availability of $128,000. In addition, at June 30, 1994, a lien event occurred and the continuing banking institutions are in the process of perfecting a security interest in certain accounts receivable and non-petroleum inventories of the Company. Negotiations are expected to continue through October 1994, and it is management's expectation that appropriate credit facilities will continue to be in place to meet the ongoing needs of the Company.

           At June 30, 1994, the Company also maintained letters of credit totalling $22,678, primarily related to general liability claims of the Company.

10. Debt

Long-Term Debt:
    Long-term debt consists of the following at June 30, 1994:


                                                         Agway and
                                                       AFC Excluding
                                                          Telmark           Telmark          Total
                                                       -------------    ------------     ----------

Notes payable - banks (a). . . . . . . . . . . . . .   $      14,000    $     88,000     $  102,000
Notes payable - insurance companies (b). . . . . . .                         131,489        131,489
Other                  . . . . . . . . . . . . . . .          12,548                         12,548
                                                       -------------    ------------     ----------
Subtotal long-term debt excluding capital leases . .          26,548         219,489        246,037
Obligations under capital leases:
  Industrial revenue bonds. . . . . . . . . . . . . .          4,854                          4,854
  Others. . . . . . . . . . . . . . . . . . . . . . .          2,213                          2,213
                                                       -------------    ------------     ----------
Total long-term debt . . . . . . . . . . . . . . . .          33,615         219,489        253,104
Less: current portion. . . . . . . . . . . . . . . .          14,515          62,022         76,537
                                                       -------------    ------------     ----------
                                                       $      19,100    $    157,467     $  176,567
                                                       =============    ============
==========


(a) Under loan agreements, principal of $102,000 bears interest at fixed rates ranging from 5.4% to 9.18%, payments commencing July 1994 with final installments due in 1999. The notes are collateralized by the Company's investment in the bank having a book value of $18,053 at June 30, 1994.

          The Agway and AFC debt agreements contain a number of restrictive financial covenants, the most restrictive of which requires the Company to maintain specific monthly levels of interest coverage and tangible net worth. The $14,000 AFC credit facility loan covenants are integrated with the short-term facilities. As a result of a specific covenant violation and a lien event which occurred in conjunction with the Company's short-term notes, waivers and amendments were obtained, and certain assets were pledged as collateral. (See Note 9).

(b) Under Telmark loan agreements with various insurance compa-nies, principal of $131,489 bears interest at fixed rates ranging from 5.90% to 10.05%, payments commencing July 1994 with final installment due in 2000.

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)

10. Debt (continued)

Subordinated Debt:

Subordinated debt consists of the following at June 30, 1994:
  Subordinated Debentures due 1995 to 2003, interest at 6.0% to 8.5% . . .   $    35,153
  Subordinated Money Market Certificates, due 1994 to 2008, interest at
    4.5% to 10.5% . . . . . . . . . . . . . . . . . . . . . . . . . . . .        371,991
                                                                             -----------
Total long-term subordinated debt . . . . . . . . . . . . . . . . . . . .        407,144
Less current portion. . . . . . . . . . . . . . . . . . . . . . . . . . .         34,471
                                                                             -----------
                                                                             $   372,673
                                                                             ===========


           The Company's subordinated debt is redeemable in whole or in part at the principal amount plus accrued interest, prior to maturity dates, at the option of the Company. The foregoing debt bears interest payable semi-annually on January 1 and July 1 of each year; the debentures at the rates quoted and the money market certificates at the greater of the quoted rate or a rate based upon the discount rate for U.S. Government Treasury Bills, with maturities of 26 weeks. For the following six-month periods, the annual interest rates paid were:

                                                         Six Months Ended
                                                 -------------------------------------
                                                 June 30, 1994       December 31, 1993
                                                 -------------       -----------------
Subordinated Debentures                          7.0%-8.5%           7.0%-8.5%
Subordinated Money Market Certificates           4.5%-10.5%          4.5%-10.5%



           This information is provided solely to comply with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments."

           The fair value of the Company's debt is estimated based on discounted cash flow computations using estimated borrowing rates available to the Company ranging from 7.27% to 8.14% for replace-ment debt with similar terms and maturities. The carrying amounts and fair values of the Company's debt at June 30, 1994 are as follows:


                                                  Carrying Amount      Fair Value
                                                  ---------------     -----------
Long-term debt, excluding capital leases          $     246,037       $   244,195
Subordinated debt                                 $     407,144       $   412,063


Maturities:

           Total payments due on debt after one year are as follows:

Fiscal Year                Capital                                        Subordinated
Ending June 30,            Leases         Borrowings           Total          Debt
                         ----------     -------------      ----------     ------------
1996                     $    1,811     $      37,541      $   39,352     $     35,390
1997                          1,693            57,732          59,425           12,940
1998                          1,318            47,822          49,140           26,554
1999                            844            23,664          24,508           50,236
Thereafter                    1,492             4,120           5,612          247,553
                         ----------     -------------      ----------     ------------
                              7,158           170,879         178,037          372,673
Imputed interest              1,470                             1,470
                         ----------     -------------      ----------     ------------
Total                    $    5,688     $     170,879      $  176,567     $    372,673
                         ==========     =============      ==========
============

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)


11. Commitments and Contingencies

           Rent expense for the fiscal years 1994, 1993 and 1992 approxi-mated $7,177, $7,830 and $7,774, respectively. Future minimum payments under noncancelable operating leases approximate $2,289, $1,796, $1,500, $1,443 and $1,386 for the fiscal years 1995 through
1999, respectively, and $595 thereafter.

Environmental
           The Company is subject to a number of governmental regulations concerning environmental matters, either directly, or as a result of the operations of its subsidiaries. Agway expects that it will be required to expend funds to remediate certain sites, including certain Superfund sites and sites with underground fuel storage tanks. In addition, Agway expects that it will incur other expenses associated with environmental compliance.

           The Company continually monitors its operations with respect to potential environmental issues, including changes in legally mandated standards and remediation technologies. Agway's recorded liability reflects those specific issues where remediation activities are currently deemed to be probable and where the cost of remediation is estimable. Estimates of the extent of the Company's degree of responsibility of a particular site and the method and ultimate cost of remediation require a number of assumptions for which the ultimate outcome may differ from current estimates; however, the Company believes that its past experience provides a reasonable basis for estimating its liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that the result of ongoing and/or future environmental studies or other factors could alter this expectation and require the recording of additional liabilities. The extent or amount of such events, if any, cannot be estimated at this time.

           As part of its long-term environmental protection program, the Company spent approximately $5 million in fiscal 1994 on capital projects. The Company estimates that during fiscal 1995 and 1996 approximately $4 million per year will be spent on additional capital projects for environmental protection. These estimates recognize the additional capital required to comply with EPA Underground Storage
Tank (UST) regulations which become effective in December 1998. Presently, the total cost to comply with the EPA UST regulations is estimated to be approximately $5 million. The total capital require-ments may change due to the actual number of USTs actively in use on the effective date.

Other
           The Company is also subject to various investigations, claims, and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company has established accruals for matters for which payment is probable and amounts reasonably estimable. Management believes any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Company.

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)


12. Preferred Stock

           Dollar values are whole dollars except where noted as (000).




                                                           Preferred Stock
                               ------------------------------------------------------------------------------------------
                                                       Cumulative
                               ---------------------------------------------------------
                                                                                              Honorary
                                    6%              8%             8%              7%         Member            Amount
                                 Series A        Series B      Series B-1       Series C      Series HM          (000)
                               -----------    ------------    ------------    -----------    -----------    -------------
Par Value                      $      100     $       100     $       100     $      100     $       25
                               ===========    ============    ============
===========    ===========
Shares Authorized                 350,000         250,000         140,000        150,000         80,000
                               ===========    ============    ============
===========    ===========
Shares Outstanding:
  Balance June 30, 1991           160,824         214,606         138,400        129,467          2,157     $     64,384
    Issued (redeemed), net         (3,595)          6,913          (1,586)          (363)            54              138
                               -----------    ------------    ------------    -----------    -----------    -------------
  Balance June 30, 1992           157,229         221,519         136,814        129,104          2,211           64,522
    Issued (redeemed), net           (739)          6,761        (115,954)          (553)            23          (11,048)
                               -----------    ------------    ------------    -----------    -----------    -------------
  Balance June 30, 1993           156,490         228,280          20,860        128,551          2,234           53,474
    Issued (redeemed), net        181,185          (1,180)         (1,050)          (334)            57           17,864
                               -----------    ------------    ------------    -----------    -----------    -------------
Balance June 30, 1994             337,675         227,100          19,810        128,217          2,291     $     71,338
                               ===========    ============    ============
===========    ===========    =============


                                                                          Preferred Stock
                               --------------------------------------------------------------------------------
                                                         Cumulative
                               ---------------------------------------------------------------
                                                                                                      Honorary
                                     6%               8%               8%               7%             Member
                                  Series A         Series B        Series B-1         Series C        Series HM
                               -----------      -----------      ------------      -----------      -----------
Annual Dividends Per Share
  June 30, 1992                $      6.00      $      8.00      $       8.00      $      7.00      $      1.50
  June 30, 1993                $      6.00      $      8.00      $       8.00      $      7.00      $      1.50
  June 30, 1994                $      6.00      $      8.00      $       8.00      $      7.00      $      1.50
Shares Held in Treasury (purchased at par value):
  June 30, 1992                    192,771           28,481             3,186           20,896              397
  June 30, 1993                    193,510           21,720           119,140           21,449              479
  June 30, 1994                     12,325           22,900           120,190           21,783              546



           Dividend payments are restricted to a maximum of 8% of par value, as governed by the Farm Credit Administration. There are 10,000 shares of authorized preferred stock undesignated as to series, rate, and other attributes. The Series A preferred stock has priority with respect to the payment of dividends. The Company maintains the practice of providing a market by repurchasing, at par, preferred stock as the holders elect to tender the securities for repurchase, subject to Board of Directors' approval. The Company practice of repurchasing preferred stock specifically does not apply to approximately 166,600 shares of 6% Series A preferred stock issued in fiscal 1994 in connection with the acquisition of local cooperative affiliates (see Note
16). As a condition of this transaction, the Company's repurchase practice for this preferred stock was specifically suspended for a minimum of four years through July 1997.

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)


13. Retirement Benefits

Pension Plan

      The Company has a non-contributory defined benefit pension plan covering substantially all employees. The pension plan's benefit formulae generally base payments to retired employees upon their length of service and a percentage of qualifying compensation during the final years of employment. Generally, pension costs are funded annually at no less than the amount required by law nor more than the maximum allowed as a federal income tax deduction. The vested benefit obligation is based on the actuarial present value of the benefits which the employee would be entitled to at the expected retirement date. Plan assets consist of U.S. Treasury bonds and notes, U.S. Government agency issues, corporate bonds, common and preferred stocks and equity fund investments.

      The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated financial statements at June
30, 1994 and 1993, respectively:



                                                                June 30, 1994       June 30, 1993
                                                                --------------     ---------------
Actuarial present value of benefits based on service to
date and present pay levels:
  Vested. . . . . . . . . . . . . . . . . . . . . . . . . .    $      229,901      $      223,458
  Non-vested. . . . . . . . . . . . . . . . . . . . . . . .            12,095              11,756
                                                               ---------------     ---------------
Accumulated benefit obligation . . . . . . . . . . . . . .            241,996             235,214
Additional amounts related to projected pay increases. . .             33,915              32,964
                                                               ---------------     ---------------
Projected benefit obligation for service rendered to date.            275,911             268,178
Plan assets at fair value  . . . . . . . . . . . . . . . .            382,309             394,638
                                                               ---------------     ---------------
Projected benefit obligation less than plan assets . . . .            106,398             126,460
Unamortized net amount from past experience different
  from that assumed and effects of changes in
  assumptions . . . . . . . . . . . . . . . . . . . . . . .           (24,456)            (50,847)
Prior service cost not yet recognized in net periodic
  pension cost. . . . . . . . . . . . . . . . . . . . . . .            10,933              12,830
Unamortized net obligation or (asset). . . . . . . . . . .            (28,988)            (33,820)
                                                               ---------------     ---------------
Prepaid pension cost . . . . . . . . . . . . . . . . . . .     $       63,887      $       54,623
                                                               ===============     ===============

                                                                     1994              1993           1992
                                                               -------------       -----------     -----------
Net pension income included the following income/(expense)
components:
  Service cost-benefits earned during the period. . . . . .    $     (5,900)       $   (5,895)     $   (6,046)
  Interest cost on projected benefit obligation . . . . . .         (20,700)          (19,754)        (18,050)
  Actual return on plan assets. . . . . . . . . . . . . . .           7,213            70,151          37,031
  Net amortization and deferral . . . . . . . . . . . . . .          28,651           (36,131)        ( 3,497)
                                                               -------------       -----------     -----------
                                                               $      9,264        $    8,371      $    9,438
                                                               =============       ===========
===========

      In determining the actuarial present values of the projected benefit obligations, the weighted average discount was 8.0% for both 1994 and 1993. The rate of increase in future compensation levels was 5.5% for both 1994 and 1993. The expected long-term rate of return on retirement plan assets was 10.25% for both 1994 and 1993.

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)

13. Retirement Benefits (continued)
Postretirement Benefits
           Generally, employees retiring from the company on or after age 55 who have had at least 20 years of service are provided post-retirement health care benefits and life insurance coverage, subject to deductibles, co-payment provisions, and other limitations. As of January 1, 1993, management amended the existing program to provide program participants with two options, which differ only in cost-sharing arrangements and deductible levels. The amendment had the effect of reducing the cost of these programs to the Company in 1993 and prospectively. The costs are funded as payment is due. The number of eligible participants associated with these costs, including retirees, spouses, and children of retirees, was 5,462 for 1994, 5,756 for 1993, and 5,557 for 1992.

           In December 1990, the Financial Accounting Standards Board issued SFAS No. 106, "Employers' Accounting for Postretirement
Benefits Other Than Pensions." This standard requires companies to accrue postretirement benefits during the years employees are working and earning benefits for retirement. The provisions of SFAS No. 106 permit the transition obligation to be either recognized immediately, as a cumulative effect of an accounting change, or on a delayed basis over the program participants' future service periods (20 year maximum).

           Effective July 1, 1993, the Company adopted the standard and began amortizing the transition obligation over 20 years. The annual impact on pre-tax health care and life insurance benefits expense, after adoption, is in excess of the prior method by approximately $3,800. Prior to July 1, 1993, the Company accounted for the expense of providing these benefits as claims were paid and through accruals based on experience. The net expense charges for 1993 and 1992 amounted to $3,780 and $6,962, respectively.

           Net periodic postretirement benefit cost included the following components:


                                                                 Health             Life
                                                               Insurance         Insurance         Total
                                                              -----------       ----------      ----------
Annual expense for fiscal year ending June 30, 1994:
  Service cost. . . . . . . . . . . . . . . . . . . . . .     $     1,133       $       76      $    1,209
  Interest cost . . . . . . . . . . . . . . . . . . . . .           3,805              509           4,314
  Amortization of transition obligation over 20 years . .           1,711              331           2,042
                                                              -----------       ----------      ----------
Net periodic annual expense for fiscal 1994. . . . . . .      $     6,649       $      916      $    7,565
                                                              ===========       ==========
==========

Reconciliation of funded status:                                  Health           Life
                                                                Insurance       Insurance           Total
                                                              ------------      -----------     -----------
Accumulated postretirement benefit obligation:
  Retirees and surviving spouses
    Under age 65. . . . . . . . . . . . . . . . . . . .       $     7,446       $      897      $    8,343
    At least age 65 . . . . . . . . . . . . . . . . . .            12,107            4,742          16,849
  Covered spouses
    Under age 65. . . . . . . . . . . . . . . . . . . .             8,855                0           8,855
    At least age 65 . . . . . . . . . . . . . . . . . .             6,393                0           6,393
                                                              ------------      -----------     -----------
  Subtotal retirees and spouses . . . . . . . . . . . .            34,801            5,639          40,440
  Actives eligible to retire. . . . . . . . . . . . . .             3,236              333           3,569
  Actives not yet eligible to retire. . . . . . . . . .            12,814              702          13,516
                                                              ------------      -----------     -----------
Total accumulated postretirement benefit obligation. .             50,851            6,674          57,525
Plan assets at fair value. . . . . . . . . . . . . . .                  0                0               0
                                                              ------------      -----------     -----------
Funded status. . . . . . . . . . . . . . . . . . . . .             50,851            6,674          57,525
Unrecognized prior service cost. . . . . . . . . . . .                  0                0               0
Unrecognized net (loss) gain . . . . . . . . . . . . .                  0                0               0
Unrecognized net transition obligation . . . . . . . .            (32,508)          (6,293)        (38,801)
                                                              ------------      -----------     -----------
Accrued postretirement benefit cost. . . . . . . . . .        $    18,343       $      381      $   18,724
                                                              ============      ===========
===========

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)

13. Retirement Benefits (continued)

Postretirement Benefits (continued)

           In determining the actuarial present values of the accumulated postretirement benefit obligation, the weighted average discount was 8%. The future salary increase is age-related and ranges from 10.5% for lower ages to 4.8% for higher ages.

           The assumed health care cost trend rate used to measure the expected cost of benefits for the next year was 8% for persons under age 65 and for dental, and 9% for persons over age 65. Medical trends for fiscal 1995 and forward decrease .3% to .5% until the year 2002 where the trend rate is then fixed at 6%. For each one percentage point increase in the assumed health care cost trend rate, the aggregate service and interest cost components of net periodic expense would rise $900, and the accumulated postretirement benefit obligation would increase $7,500.


Employees' Thrift Investment Plan

           The Company also makes contributions to the Employees' Thrift Investment Plan for participating employees. Under the Plan, each participant may invest up to 15% of their salary, of which a maximum of 6% qualifies for Company matching. The Company will contribute an amount of at least 10%, but not more than 50%, of each parti-cipant's regular contributions, as defined, on an annual basis.
Company contributions for 1994, 1993 and 1992 were $474, $1,347 and $490, respectively.


14. Financial Information Concerning Segment Reporting

           The Company operates principally in three basic business segments: (1) Agriculture & Consumer Group is engaged in the manufacturing, processing, and sale of various farm animal feeds, field crop and garden seeds, fertilizers, and chemicals to farmer-members and other patrons. In addition to the aforementioned products, the Group engages in the wholesale purchase, warehousing, and distribu-tion of agricultural supplies and materials, lawn and garden items, and pet food and supplies. Marketing and repacking operations relating to the sale of commodities produced by members and farmers are also part of the Group's activities; (2) Energy Group is engaged in the distribution of heating and motor vehicle fuels; and (3) Financial Services Group is engaged in providing insurance needs and lease financing of buildings, equipment, and vehicles. Total revenue of each industry segment includes the sale of products and services to unaffiliat-ed customers, as reported in the Company's consolidated statements of operations, as well as sales to other segments of the Company which are accounted for on a cost plus markup basis.

           Operating profit (loss) consists of total revenues less operating expenses. Certain expenses, including rent, data processing, insurance, personnel, legal, tax reporting, corporate management and treasury are allocated based on a formula which considers assets, revenues and payroll. In computing operating profit (loss), none of the following items have been added to or deducted from segment results: corporate expenses; interest expense, net of interest income; other income generated from assets not allocable to segments; member refunds;
income taxes; and income or (loss) from discontinued operations.

           Identifiable assets in the segments of the Company are those assets used by each segment in its operations. General management assets consist principally of cash, various prepaid expenses, fixed assets and net assets of discontinued operations. Contracts with various federal, state, and local government agencies are immaterial.

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)


14. Financial Information Concerning Segment Reporting (continued)



                                                            Year ended June 30, 1994
                                            ---------------------------------------------------------------------------
                                            Agriculture &                        Financial
                                               Consumer           Energy         Services      Corporate
                                                Group             Group           Group         Groups     Consolidated
                                            --------------     -----------     ------------   ----------   ------------
Sales and revenues to unaffiliated
  customers. . . . . . . . . . . . . . . .  $   1,071,461      $   555,549     $     65,750   $   2,218    $  1,694,978
Intersegment sales and revenues. . . . . .            277              485               81        (843)              0
                                            --------------     -----------     ------------   ----------   ------------
    Total sales and revenues. . . . . . .   $   1,071,738      $   556,034     $     65,831   $   1,375    $  1,694,978
                                            ==============     ===========
============   ==========   ============
Operating profit/(loss). . . . . . . . . .  $      (7,072)     $    41,043     $     10,418   $ (11,701)   $     32,688
Interest expense, net of interest income .                                                                      (27,780)
    Margin from continuing operations                                                                      -------------
      before income taxes . . . . . . . .                                                                  $      4,908
                                                                                                           =============
Identifiable assets. . . . . . . . . . . .        499,147          173,411          355,466     246,290    $  1,274,314
Depreciation . . . . . . . . . . . . . . .         19,615            8,849              436       2,589          31,489
Capital expenditures . . . . . . . . . . .         18,760           11,649              831       3,114          34,354

                                                                        Year ended June 30, 1993
                                            ----------------------------------------------------------------------------
                                            Agriculture &                        Financial
                                              Consumer            Energy         Services     Corporate
                                                Group             Group           Group         Groups     Consolidated
                                            -------------      -----------     ------------   ----------   -------------
Sales and revenues to unaffiliated
  customers. . . . . . . . . . . . . . . .  $   1,010,509      $   637,630     $     69,948   $   2,507    $  1,720,594
Intersegment sales and revenues. . . . . .            436              537              213      (1,186)              0
                                            -------------      -----------     ------------   ----------   -------------
    Total sales and revenues. . . . . . .   $   1,010,945      $   638,167     $     70,161   $   1,321    $  1,720,594
                                            =============      ===========
============   ==========   =============
Operating profit/(loss). . . . . . . . . .  $      13,414      $    22,696     $     11,068   $  (1,023)   $     46,155
Interest expense, net of interest income .                                                                      (27,337)
    Margin from continuing operations                                                                      -------------
      before income taxes . . . . . . . . .                                                                $     18,818
                                                                                                           =============
Identifiable assets. . . . . . . . . . . .        488,632          198,938          304,809     231,083    $  1,223,462
Depreciation . . . . . . . . . . . . . . .         18,960            9,822              441       2,779          32,002
Capital expenditures . . . . . . . . . . .         33,255            9,170              342         512          43,279


AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)


14. Financial Information Concerning Segment Reporting (continued)



                                                                Year ended June 30, 1992
                                            ----------------------------------------------------------------------------
                                            Agriculture &                         Financial
                                              Consumer            Energy          Services    Corporate
                                               Group              Group             Group       Groups     Consolidated
                                            --------------     -----------     ------------   ----------   -------------
Sales and revenues to unaffiliated
  customers. . . . . . . . . . . . . . . .  $   1,001,377      $   730,696     $     77,373   $   6,289    $  1,815,735
Intersegment sales and revenues. . . . . .            705              360              297      (1,362)              0
                                            --------------     -----------     ------------   ----------   -------------
    Total sales and revenues. . . . . . .   $   1,002,082      $   731,056     $     77,670   $   4,927    $  1,815,735
                                            ==============     ===========
============   ==========   =============
Operating profit/(loss). . . . . . . . . .  $     (29,539)     $    12,149     $      7,120   $ (13,483)   $    (23,753)
Interest expense, net of interest income .                                                                      (26,796)
    Loss from continuing operations                                                                        -------------
      before income taxes . . . . . . . .                                                                  $    (50,549)
                                                                                                           =============
Identifiable assets                               373,264          224,685          290,681     315,407    $  1,204,037
Depreciation                                       19,988           10,501              469       3,508          34,466
Capital expenditures                               18,600           14,808              263       1,569          35,240



15. Other Income (Expense)

    The components of other income (expense) are summarized below:


                                                      June 1994         June 1993       June 1992
                                                    -------------     ------------     --------------
Gain/(loss) on sale of properties & equipment . .   $         479     $    (1,164)     $     (393)
Patronage refund income . . . . . . . . . . . . .             409           1,567           1,374
Sale of scrap . . . . . . . . . . . . . . . . . .             446             395             304
Texas City Refining settlements, net. . . . . . .                          (1,339)          7,316 (1)
Rent & storage revenue. . . . . . . . . . . . . .           3,672           2,987           2,928
Other, net. . . . . . . . . . . . . . . . . . . .             705           2,108             788
                                                    -------------     ------------     -----------
                                                    $       5,711     $     4,554      $   12,317
                                                    =============     ============
===========

(1) Deferred payout component from 1988 sale of Texas City Refining recorded during the fourth quarter of 1992.

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)


16. Supplemental Disclosures about Cash Flows


                                                          1994           1993          1992
                                                       ----------     ---------    ---------
Additional disclosure of operating cash flows:
  Cash paid during the year for:
    Interest. . . . . . . . . . . . . . . . . . . .    $   36,064     $  38,555    $  35,868
                                                       ==========     =========    =========
    Income taxes. . . . . . . . . . . . . . . . . .    $   11,249     $   8,050    $   6,389
                                                       ==========     =========    =========
Additional disclosure for non-cash investing and
    financing activities:

  Dividends declared but unpaid at June 30             $    2,589     $   2,056    $   2,498
                                                       ==========     =========    =========


           1993 and 1994 - During the fiscal year ended June 30, 1993, 46 local cooperative affiliates were acquired. Three of these cooperatives were merged into Agway during the first and second quarters of fiscal 1993, while the remaining 43 were acquired during the third and fourth quarters, for a total purchase price of $20,395 plus certain liabilities assumed of $13,779. In fiscal 1994, six additional cooperatives were merged for a total purchase price of $1,309 plus current liabilities assumed of $2,089. The total purchase price of $21,704 plus certain liabilities assumed of $15,868 was settled in fiscal 1994 in the form of cash ($5,044) and restricted preferred stock, 6%, $100 par value ($16,661). In 1993, of the total $20,395 purchase price, $16,316 was paid in July 1993 in restricted preferred stock and, accordingly, was classified as other non-current liabilities with the remaining $4,079 classified as other current liabilities at June 30, 1993.

           1992 - On May 1, 1992, Agway acquired an additional 8.3% of the common stock of Hood from DCI Holding Corp. (bringing the ownership level beyond 99%) by issuing a note to DCI Holding. Total consideration was $6,000.

           Certain other supplemental disclosures are as follows:

Schedule of Restructuring Activities:                1994              1993
- - - - - - - - -------------------------------------            ------------      ----------
Cash flows from operating activities
  Cash proceeds . . . . . . . . . . . . . .      $     3,747       $  12,998
  Cash spent. . . . . . . . . . . . . . . .          (12,589)        (15,366)
                                                 ------------      ----------
Total cash flow from operating activities .           (8,842)         (2,368)
Cash flows from investing activities. . . .
  proceeds from disposal of
    businesses and PP&E . . . . . . . . . .           10,711          30,192
                                                 ------------      ----------
Net increase in cash and equivalents. . . .      $     1,869       $  27,824
                                                 ============      ==========


AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)

17. Discontinued Operations
           On March 23, 1993, the Agway Board of Directors authorized management to sell the Company's interest in Curtice Burns and Hood. Management and the Board had specific plans and expected timetables for the divestiture of these operations during fiscal 1994. Due to unexpected delays, these sales have not been completed. Management and the Board have re-evaluated their expected timetables and anticipate these operations to be sold during fiscal 1995. These operations are classified as discontinued for all periods presented.

           The effect of disposal of discontinued operations reflected as of June 30 includes the following:



Loss on disposal:                                                              1994              1993
- - - - - - - - -----------------                                                         ---------------    -------------
Operating loss from measurement date to June 30, 1994
  and 1993, including tax expense of $11,400
  and $9,200 in 1994 and 1993, respectively (1)(2)(3) . . . . . . . . .   $   (27,600)       $  (19,200)


Estimated operating income (loss) from July 1, 1994
  and 1993 through plan disposal date, including
  tax expense (benefit) of $(100) and $4,400
  for 1994 and 1993, respectively (2)(3). . . . . . . . . . . . . . . .        (1,500)            5,500


Total operating losses during phaseout period, net of tax expense. . .        (29,100)          (13,700)
Expected gain applied, including tax benefit of $3,500 for 1994 (4)  . .       25,100            13,700(5)
Loss on disposal, including tax expense of $7,800 at June 30, 1994 . . .  $    (4,000)(6)    $        0



(1) Includes a pre-tax restructuring charge of $9,700 for Curtice Burns, which occurred in the fourth quarter of fiscal 1993, for exiting the meat snacks business, closure of the Hiland potato chip business, and certain staff reductions.

(2) The tax on operating results differs from the expected tax as a result of operating losses of Hood for which no tax benefit was recognized. In addition, 1994 and 1993 tax expense relating to the operating loss from the measurement date includes $9,200 provided for taxes on the undistributed margins of Curtice Burns as of the measurement date.

(3) Actual results of discontinued operations for fiscal 1994 were a loss of $8,400. Actual results through the originally planned disposal dates of an $800 loss differed from the $5,500 estimated income principally due to a significant downturn in the Northeast dairy market which adversely impacted Hood's operating results. This downturn, which continues, and the development of an unex-pected contractual dispute between Curtice Burns and Pro-Fac Cooperative Inc. affecting the bidding process for the sale of Curtice Burns are the principal reasons which delayed the disposal process and caused the Company to re-evaluate its planned disposal dates into fiscal 1995.

(4) The tax benefit related to the expected gain differs from the statutory tax rate as a result of differences between the book and tax basis of Hood.

(5) Reflects only the portion of the net gain expected on the sale of both Curtice Burns and Hood required to offset operating losses during the phaseout period in 1993.

(6) At June 30, 1994, a $4,000 loss on the disposal of both compa-nies was recognized as a result of recent developments regarding the anticipated provisions of the sales transactions. This loss recognizes changes in the estimate of the net selling price anticipated on the sale of Curtice Burns as a result of the bidding process and on the anticipated sale of Hood due to the downturn in the Northeast dairy market and the impact on Hood's operating results. Other additional factors are the changes in estimates of the related transaction costs and estimates in operating results during the estimated holding periods.

AGWAY INC. and CONSOLIDATED SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS (continued)
(Thousands of Dollars)


17. Discontinued Operations (continued)


           Net sales and revenues from discontinued operations are approximately $1,322,000 in 1994, $1,438,000 in 1993 and $1,472,000 in
1992.


           A summary of net assets of discontinued operations at June 30, 1994 and 1993 is as follows:

                                               1994             1993
                                          ------------     ------------
Accounts receivable. . . . . . . . . . .  $   121,144      $   120,336
Inventory. . . . . . . . . . . . . . . .      174,383          187,041
Property, plant and equipment, net . . .      236,507          262,989
Other, net . . . . . . . . . . . . . . .       47,751           53,259
Accounts payable and accrued expenses        (197,593)        (200,540)
Long-term debt . . . . . . . . . . . . .     (297,409)        (335,997)
                                          ------------     ------------
                                          $    84,783      $    87,088
                                          ============     ============

           Certain debt agreements pertaining to discontinued operations contain a number of restrictive financial covenants. These operations are in compliance with, or have obtained amendments and waivers for, restrictions and requirements under the terms of all borrowing agreements. The Company has guaranteed up to $25,000 of debt facilities of Hood until the sale of this operation.

PART III

Item 10. Directors and Executive Officers of the Registrant

Directors

           The Directors of the Company determine Company policy and are nominated on a district representation basis by committees representing members within each district. Each of the following directors is a full-time farmer and has been engaged in full-time farming during the past five years:



                                                                                          Year
                                                                                          Became
                                                                                            A
       Name                   Age       Office                 Name of Farm              Director   Term Expires
- - - - - - - - -------------------           --    ----------------------  -----------------------      --------   ------------
Ralph H. Heffner(1)           56    Chairman of the         Jersey Acres Farms Inc.      1973       October 1994
                                    Board and Director
Charles C. Brosius(2)         63    Vice Chairman of        Clonmell                     1986       October 1995
                                    the Board and Director
Richard C. Call               64    Director                My-T Acres, Inc.             1973       October 1994
Vyron M. Chapman(2)           61    Director                Chapman Farms, Inc.          1985       October 1994
Eugene Freund                 69    Director                Freund's Farm Inc.           1979       October 1994
Peter D. Hanks                46    Director                Big Green Farms, Inc.        1984       October 1996
Frederick A. Hough            68    Director                The Hough Farm               1979       October 1994
Stephen P. James              64    Director                Monument Farms Inc.          1983       October 1995
Robert L. Marshman            55    Director                Marshman Farms               1989       October 1996
Samuel F. Minor               56    Director                The Springhouse              1987       October 1996
Donald E. Pease(2)            58    Director                Pease Farms                  1972       October 1996
John H. Ross                  66    Director                Ross Farms Inc.              1977       October 1995
Carl D. Smith(2)              59    Director                Hillacre Farms               1984       October 1996
Thomas E. Smith               59    Director                Lazy Acres                   1986       October 1995
John H. Talmage(3)            64    Director                H. R. Talmage & Son          1967       October 1995
Joel L. Wenger                63    Director                Weng-Lea Farms               1987       October 1996
Christian F. Wolff, Jr.(2)    69    Director                Pen-Col Farms                1982       October 1994
William W. Young              41    Director                Will-O-Crest Farm            1989       October 1995



           Ralph H. Heffner, Chairman of the Board of Directors, was paid $50,200 and Charles C. Brosius, Vice Chairman of the Board of
Directors, was paid $34,700 for their services for the fiscal year ended June 30, 1994. All other directors were paid an annual retainer fee of $6,000 and an amount of $200 for each day that they were involved in business for the Company. The Company has a program in which all directors have an option to either receive or defer amounts earned as directors. Expenses of Board members incurred in connection with Company business are reimbursed by the Company.

           Effective July 1, 1993, a retirement benefit plan was instituted for existing and future Board members. The terms of this plan require annual payments to retired or permanently disabled directors who serve a minimum of six full years. The benefit is computed at $250 for each full year of service and is paid to the director or surviving spouse for a period equal to the years served on the Board. Directors who receive payments under this plan are required to sign a non-compete agreement and remain available to advise and consult with the members of the Board, as needed.

           (1) All correspondence in relation to operational matters should be addressed to D. P. Cardarelli, Executive Vice President and Chief Operating Officer, Agway Inc., P.O. Box 4933, Syracuse, New York 13221.
           (2)  Director of Curtice Burns Foods, Inc.
           (3)  Director of Long Island Lighting Company.

Executive Officers

           The executive officers of the Company provide operating control to carry out the policies established by the Board of Directors and serve at the discretion of the Board with no guarantee of employment. There are no full-time executive officers of the Company who are members of the Board of Directors. The principal occupation of all executive officers of the Company for the past five years has been as an officer or employee of the Company. The following is a listing of these officers as of July 1, 1994, except as noted below:


                                                                                             Years Served
      Name                        Age                  Office                                 As Officer
- - - - - - - - ---------------------------       ---     -------------------------------------------------  ------------
Charles F. Saul                    61     President, CEO and General Manager (1)                  13
Peter J. O'Neill                   47     Senior Vice President, Finance & Control                 5
Courtney B. Burdette               54     Senior Vice President, Cooperative Relations             6
David M. Hayes                     50     Senior Vice President, Corporate Services;
                                            General Counsel and Secretary                         13
Bruce D. Ruppert                   42     Senior Vice President, Planning & Operations (2)         2
Carleton E. Whittemore, Jr.        51     Senior Vice President, Information Services (2)          7
Stephen B. Burnett                 47     Group Vice President, Energy Group                       3
Joel G. Newman                     45     Group Vice President, Agriculture Group                  4
John L. Norris                     51     Group Vice President, Consumer Group                     6
Donald P. Cardarelli               38     Vice President, Treasurer (1)                            3
Robert T. Engfer                   58     Vice President, Human Resources                          2
Ralph F. Gaiss                     59     Vice President, Retail                                   6
Kevin S. Fuess                     45     Vice President, Risk & Environmental Quality             -
Stephen H. Hoefer                  39     Vice President, Public Affairs                           -
Robert D. Sears                    53     Vice President, Member Relations                         -
William L. Parker                  47     Vice President, Information Services                     -
Margaret N. Luttinger              42     Vice President, Human Resources                          -


           All of the Company's executive officers, with the exception of Messrs. Newman, Burnett, Cardarelli, Ruppert, Engfer, Fuess, Hoefer, Sears, Parker and Ms. Luttinger, have performed executive duties for the Company for at least five years.

           Mr. Newman served as Director of Feed Division from June 1989 to May 1990, as Vice President, Feed and Crops Division from May
1990 through June 1992 and as Group Vice President, Agriculture from July 1992 through July 1, 1994.

           Mr. Burnett served as Director, Corporate Personnel from August 1988 through November 1990, as Vice President, Financial Services
Group from November 1990 through July 1992, as Vice President,
Country Foods from July 1992 to September 1992 and as Group Vice
President, Energy from October 1992 through July 1, 1994.

           Mr. Cardarelli served as Executive Vice President for Agway Insurance Company from July 1988 through August 1991, as Treasurer of the Company from August 1991 through May 1992 and as Vice
President, Treasurer of the Company from May 1992 to July 1, 1994.

           Mr. Ruppert served as Director, Seed Operations from April 1989 through March 1990, as Accounting Project Manager for Executive VP Agri-Services from April 1990 through October 1990, as Controller for Executive VP Agri-Services from November 1990 through April 1991, as Director, Operations & Planning from May 1991 through June 1992 and as Senior Vice President, Planning & Operations from July 1992 through July 1, 1994.

Item 10. Directors and Executive Officers of the Registrant -
Continued

Executive Officers (continued)

           Mr. Engfer served as Director of Employee Relations for the Company from June 1982 through June 1991, as Director of Corporate Personnel for the Company from July 1991 through June 1992 and as Vice President, Human Resources since July 1992. Effective Septem-ber 16, 1994, Mr. Engfer retired from the Company.

           Mr. Fuess served as Director of Risk & Environmental Quality from January 1988 through June 1994 and as Vice President, Risk &
Environmental Quality from June 1994 to July 1, 1994.

           Mr. Hoefer served as Director of Public Affairs/Government Relations from July 1984 through June 1992, as Director of Govern-ment Affairs/Corporate Transportation Services from June 1992 through June 1994 and as Vice President, Public Affairs from June
1994 to July 1, 1994.

           Mr. Sears served as Director of Feed Services from July 1980 to June 1990, as Director of Business Development of Country Foods from June 1990 through June 1992, as Director of Member Relations from June 1992 through June 1994 and as Vice President, Member
Relations from June 1994 to July 1, 1994.

           Mr. Parker served as Vice President, Systems for Agway
Insurance from July 1985 to January 1993, as Director of New Project Management from January 1993 to September 1994 and as Vice
President, Information Services as of September 14, 1994.

           Ms. Luttinger served as Personnel Manager, Crop Services from March 1985 to October 1990, as Employment Services Supervisor from October 1990 to August 1992, as Director Human Resources, Corpo-rate Groups from August 1992 to September 1994 and as Vice
President, Human Resources as of September 14, 1994.


(1) On August 29, 1994, Charles F. Saul, president, chief executive officer and general manager of Agway Inc. since 1992, announced that he will retire on February 1, 1995. Until that date, Saul will retain the title president and will represent Agway in a number of agricultural industry and ag-cooperative related projects. The board of directors elected Donald P. Cardarelli to the position of executive vice president and chief operating officer with full responsibility for management of the Company.

(2) Messrs. Ruppert and Whittemore resigned from the Company effective September 14, 1994.

Item 11. Executive Compensation

           The following table sets forth information regarding annual and long-term compensation for services in all capacities to the Company for the fiscal years ended June 1994, 1993 and 1992 of those persons who were, at June 30, 1994, (i) the chief executive officer and (ii) the other four most highly compensated executive officers of the Company:


                                                   SUMMARY COMPENSATION TABLE
- - - - - - - - ----------------------------------------------------------------------------------------------
                                               Annual Compensation
                                            ---------------------------
Name and                                                                        All Other
Principal Position                Year      Salary(1)       Bonus(2)        Compensation(3)(4)
- - - - - - - - ------------------                ----      ---------      ---------        ------------------
Charles F. Saul . . . . . . .     1994      $346,561       $ 68,250              $14,886
  President, CEO and              1993       299,251        228,500               21,212
  General Manager                 1992       224,952

Stephen B. Burnett . . . . .      1994       174,605         68,901                1,048
  Group Vice President,           1993       151,808         87,965                1,404
  Energy Group                    1992       105,144

Peter J. O'Neill . . . . . .      1994       200,582         34,645                1,465
  Senior Vice President,          1993       183,806         99,493                3,671
  Finance & Control               1992       135,756

David M. Hayes . . . . . . .      1994       178,808         45,227                3,841
  Senior Vice President,          1993       170,192         95,209                7,834
  Corporate Services              1992       135,200

John L. Norris . . . . . . .      1994       174,605         25,617                2,425
  Group Vice President,           1993       165,094         53,235                4,913
  Consumer Group                  1992       118,222


(1) Salary is used in determining the average annual compensa-tion pursuant to the Company's retirement plan.
This amount includes all deferred amounts under the 40l(k) Plan.

(2) Bonuses are payable in cash or executives may elect to defer their awards for payments at a later date, subject to certain contingencies. Beginning in fiscal 1993, members of the General Manager Staff and Division Management Group and other executives designated by the Company's principal executive officer are eligible for participation in the Agway Inc. Management Incentive Plan (the "Plan"). Contin-gent upon each individual's performance, the Company's net margin, and other performance factors, each eligible executive may be paid a bonus. Bonuses are reflected in the fiscal year earned regardless of payment date.

(3) In accordance with the transitional provisions applicable to the revised rule on executive officer and director compensation disclosure adopted by the Securities and Exchange Commission, amounts of All Other Compensation are excluded for the Company's
1992 fiscal year.

(4) Amounts shown for certain officers include contributions made by the Company to the Agway Inc. Employees' Thrift Plan, the Agway Inc. Employees' Benefit Equalization Plan, and the Agway Inc. Employees' Deferred Compensation Program.

Long-Term Incentive Plans

           The Company adopted the Long-Term Incentive Plan (the "Incentive Plan") effective July 1, 1992 to provide an incentive to the President, CEO and General Manager through awards of participation units to be paid in cash. Awards under the Incentive Plan have a maturity date of June 30, 1995. Payouts of awards are tied to achieving specified levels of equity. The amounts provided through the fiscal year ended June 30, 1994 are as shown in the following table:


                           LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR
- - - - - - - - ------------------------------------------------------------------------------------------------

                                  Performance or                   Estimated Future Payouts
                                Other Period Until            under Non-Stock Price-Based Plans
                                                           -------------------------------------
                                  Maturation or                Threshold             Maximum
                                      Payout                      ($)                  ($)
                                ------------------         --------------        ---------------

Charles F. Saul                   June 30, 1995            $       50,000        $       150,000



           The Employees' Retirement Plan of Agway Inc. (the "Retirement Plan") is a non-contributory defined benefit plan covering substantially all employees. The Retirement Plan provides for retirement benefits, at a normal retirement age of 65, based upon average annual compensa-tion received during the highest 60 consecutive months in the last 10
years of service and credited years of service.    Optional earlier
retirement and other benefits are also provided. The Retirement Plan pays a monthly retirement benefit based on the greater amount calculated under two formulas. The benefit amount under one formula is subject to an offset for Social Security benefits.

           The following table shows estimated annual benefits payable upon retirement based on certain 5-year average remuneration levels and years-of-service classifications. The table was developed assuming a normal retirement at age 65.

                                    PENSION PLAN TABLE
                                Years of Credited Service
- - - - - - - - -----------------------------------------------------------------------------------
Remuneration            5           15            25            35            45
- - - - - - - - ------------        -------      -------      ---------     ---------     ---------
                                              <C
$100,000            $ 8,000      $24,000      $ 40,000      $ 56,000      $ 72,000
 125,000             10,000       30,000        50,000        70,000        90,000
 150,000             12,000       36,000        60,000        84,000       108,000
 175,000             14,000       42,000        70,000        98,000       126,000*
 200,000             16,000       48,000        80,000       112,000       144,000*
 225,000             18,000       54,000        90,000       126,000*      162,000*
 250,000             20,000       60,000       100,000       140,000*      180,000*
 275,000             22,000       66,000       110,000       154,000*      198,000*
 300,000             24,000       72,000       120,000*      168,000*      216,000*
 325,000             26,000       78,000       130,000*      182,000*      234,000*
 350,000             28,000       84,000       140,000*      196,000*      252,000*
 375,000             30,000       90,000       150,000*      210,000*      270,000*


*Amount under the Retirement Plan may be subject to reduction because of the limitations imposed under the IRC; however, the extent of any reduction will vary in individual cases according to circumstanc-es existing at the time pension payments commence. Effective July 1, 1987, the Company adopted the Employees' Benefit Equalization Plan of Agway Inc., which, among other things, will provide the amount of any such reduction in annual pension benefits under the Retirement
Plan.

The benefits shown are computed on a straight life basis and do not reflect an offset for up to 50% of the Social Security benefits, subject to certain minimum benefits. Also, the benefits are based on continu-ing the Plan's benefit formulas as in effect on June 30, 1994. As of June 30, 1994, the officers and their respective number of credited years of service under the Retirement Plan were as follows: Messrs. Saul, 40; O'Neill, 6; Burnett, 23; Hayes, 21; and Norris, 22. "Compensation" is defined as the regular salary or wages as reported in the "Salary" column of the Summary Compensation Table, which is paid to an employee for services rendered to Agway Inc., including overtime and vacation pay but excluding bonuses or special pay.


Compensation Committee Interlocks and Inside Participation

           This item is inapplicable.


Item 12.  Security Ownership of Certain Beneficial Owners and
Management

           The following table sets forth information as of June 30, 1994 with respect to the Class A Common Stock issued by Curtice Burns
Foods, Inc. beneficially owned, directly or indirectly, by all Agway directors and executive officers as a group:

                                                              Amount of
                                                               Shares
                                 Name of                    Beneficially     Per Cent of
Title of Class                Beneficial Owner                  Owned          Class
- - - - - - - - -------------------------     ------------------            ------------     ------------
Curtice Burns Foods, Inc.
Class A Common Stock          Charles C. Brosius                11,763       Less than 1%
                              Richard C. Call                    2,240       Less than 1%
                              Vyron M. Chapman                     200       Less than 1%
                              Peter D. Hanks                       200       Less than 1%
                              Ralph H. Heffner                   1,540       Less than 1%
                              Frederick A. Hough                   346       Less than 1%
                              Robert L. Marshman                    50       Less than 1%
                              Donald E. Pease                    1,982       Less than 1%
                              John H. Ross                         114       Less than 1%
                              Carl D. Smith                      3,300       Less than 1%
                              John H. Talmage                   13,864       Less than 1%
                              Christian F. Wolff, Jr.              150       Less than 1%
                              William W. Young                     700       Less than 1%
                              All directors and officers
                                as a group (1)                  37,289       Less than 1%


(1) Includes totals of individual directors separately disclosed.


Item 13. Certain Relationships and Related Transactions

           There are no reportable items under this caption.

                                   PART IV


Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K
                                                                     Page
(a)  Index to Document List                                      Location

  (1)   Financial Statements

        Among the responses to this Item 14(a)(1) are the
        following financial statements which are included in
        Item 8 on page 25:
           (i)        Independent Accountants' reports                 27
           (ii)       Balance Sheets, June 30, 1994 and 1993           30
           (iii)      Statements of Operations, for the fiscal
                      years ended June 30, 1994, 1993 and 1992         31
           (iv)       Statements of Changes in Shareholders'
                      Equity, for the fiscal years ended
                      June 30, 1994, 1993 and 1992                     32
           (v)        Consolidated Cash Flow Statements, for
                      the fiscal years ended June 30,
                      1994, 1993 and 1992                              33
           (vi)       Notes to Financial Statements                    34

  (2)  Financial Statement Schedules

           (i)        The following schedules are presented:
                        Schedule III- Condensed Financial
                            Information of Registrant                  62
                        Schedule V- Properties and Equipment           66
                        Schedule VI- Accumulated Depreciation,
                                Depletion and Amortization
                                Properties and Equipment               67
                        Schedule VIII- Valuation and Qualifying
                                Accounts                               68
                        Schedule IX- Short-Term Borrowings             69
                        Schedule X- Supplementary Income
                                Statement Information                  70

Schedules other than these listed above have been omitted as they are not required, inapplicable, or the required information is included in the consolidated financial statements or notes thereto.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
  Agway Inc.:

           Our report on the consolidated financial statements of Agway Inc. and Consolidated Subsidiaries has been included in this form 10-K of Agway Inc. and Consolidated Subsidiaries. In connection with our audits of such financial statements, we have also audited the related financial statement schedules listed in Item 14(a)(2)(i) of Part IV of this annual report on Form 10-K.

           In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements, taken as a whole, present fairly, in all material respects, the informa-tion required to be included therein.





                                                COOPERS & LYBRAND L.L.P.


Syracuse, New York
September 22, 1994

Item 14(a)(2).  Financial Statement Schedules


                        AGWAY INC. AND CONSOLIDATED SUBSIDIARIES
                SCHEDULE III - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                                  AGWAY INC.
                          CONDENSED BALANCE SHEETS
                           June 30, 1994 and 1993
                           (Thousands of Dollars)

                                                        1994             1993
                                                   -----------       -----------
ASSETS
Current assets:
  Advances and other receivables. . . . . . . .    $   150,188       $   154,399
  Inventories . . . . . . . . . . . . . . . . .        130,379           120,646
  Prepaid expenses. . . . . . . . . . . . . . .         44,572            40,965
                                                   -----------       -----------
    Total current assets . . . . . . . . . . .         325,139           316,010

Investments in and advances to subsidiaries,
    including discontinued operations. . . . .         121,545           112,366

Properties and equipment, net. . . . . . . . .         112,902           117,728

Other assets . . . . . . . . . . . . . . . . .          83,279            60,002
                                                   -----------       -----------
    Total assets . . . . . . . . . . . . . . .     $   642,865       $   606,106
                                                   ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current installments of long-term debt. . .      $       599       $     1,068
  Accounts payable. . . . . . . . . . . . . .           70,298            56,647
  Other liabilities . . . . . . . . . . . . .          303,445           265,636
                                                   -----------       -----------
    Total current liabilities. . . . . . . . .         374,342           323,351

Long-term debt . . . . . . . . . . . . . . . .           3,351             3,716

Other liabilities. . . . . . . . . . . . . . .          61,346            83,638

Preferred stock. . . . . . . . . . . . . . . .          71,338            53,474

Shareholders' equity . . . . . . . . . . . . .         132,488           141,927
                                                   -----------       -----------
    Total liabilities and shareholders' equity     $   642,865       $   606,106
                                                   ===========       ===========

                        AGWAY INC. AND CONSOLIDATED SUBSIDIARIES
                SCHEDULE III - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                                        AGWAY INC.
                    fiscal years ended JUNE 30, 1994, 1993 and 1992
                                (Thousands of Dollars)

                CONDENSED STATEMENTS of OPERATIONS and RETAINED MARGIN


                                                                    1994              1993                1992
                                                                -----------        -----------       ------------

Net sales and revenues from:
  Product sales . . . . . . . . . . . . . . . . . . . . . . .   $   767,054        $  713,066        $   729,385
  Other services. . . . . . . . . . . . . . . . . . . . . . .        13,147            20,967             21,576
                                                                ------------       -----------       ------------
    Total net sales and revenues . . . . . . . . . . . . . .        780,201           734,033            750,961
Cost and expenses from:
  Products and plant operations . . . . . . . . . . . . . . .       776,666           700,132            705,092
  Selling, general and administrative activities. . . . . . .        64,970            62,037             67,187
  Restructuring costs (credit). . . . . . . . . . . . . . . .        (6,065)                              75,000
                                                                ------------       -----------       ------------
    Total operating costs and expenses . . . . . . . . . . .        835,571           762,169            847,279
                                                                ------------       -----------       ------------
Operating loss . . . . . . . . . . . . . . . . . . . . . . .        (55,370)          (28,136)           (96,318)
Interest expense, net. . . . . . . . . . . . . . . . . . . .          5,765               811              5,875
Other income, net. . . . . . . . . . . . . . . . . . . . . .         31,648            30,710             37,840
                                                                ------------       -----------       ------------
Margin (loss) from continuing operations before
  income taxes and equity in earnings of subsidiaries  . . .        (29,487)            1,763            (64,353)
Income tax benefit . . . . . . . . . . . . . . . . . . . . .        (20,046)          (14,446)            (5,030)
                                                                ------------       -----------       ------------
Income (loss) before equity in earnings of subsidiaries. . .         (9,441)           16,209            (59,323)
Equity in earnings of unconsolidated subsidiaries. . . . . .         10,137             9,518             14,752
                                                                ------------       -----------       ------------
Margin (loss) from continuing operations . . . . . . . . . .            696            25,727            (44,571)
Discontinued operations:
  Loss from operations, including tax
    expense of $0, $725 and $139 and
    after interest of others of $0, $2,767
    and $3,746, respectively. . . . . . . . . . . . . . . . .                          (5,977)           (14,242)
  Loss on disposal, including tax expense of $7,800 . . . . .        (4,000)
                                                                ------------       -----------       ------------
    Loss from discontinued operations. . . . . . . . . . . .         (4,000)           (5,977)           (14,242)
                                                                ------------       -----------       ------------
Net margin (loss). . . . . . . . . . . . . . . . . . . . . .    $    (3,304)       $   19,750        $   (58,813)
Retained margin - July 1 . . . . . . . . . . . . . . . . . .        131,787           116,112            179,716
Dividends. . . . . . . . . . . . . . . . . . . . . . . . . .         (5,044)           (4,129)            (4,861)
Equity in net unrealized gains (losses) of insurance company            (93)               54                 70
                                                                ------------       -----------       ------------
Retained margin - June 30. . . . . . . . . . . . . . . . . .    $   123,346        $  131,787        $   116,112
                                                                ============       ===========
===========


                        AGWAY INC. AND CONSOLIDATED SUBSIDIARIES
                SCHEDULE III - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                                        AGWAY INC.
                        fiscal years ended JUNE 30, 1994, 1993 and 1992
                                (Thousands of Dollars)

                             CONDENSED CASH FLOW STATEMENTS


                                                                  1994              1993             1992
                                                              -----------       ----------       -----------
Cash flows from operating activities:
Net margin (loss). . . . . . . . . . . . . . . . . . . .      $   (3,304)       $  19,750        $  (58,813)
Adjustments to reconcile net margin (loss) to net cash:
  Restructuring costs (credit). . . . . . . . . . . . . .         (6,065)                            75,000
  Other . . . . . . . . . . . . . . . . . . . . . . . . .         17,325             (570)           (3,983)
                                                              -----------       ----------       -----------
Net cash flows from operating activities . . . . . . . .           7,956           19,180            12,204
Cash flows from investing activities:
  Purchases of PP&E . . . . . . . . . . . . . . . . . . .        (18,043)         (30,349)          (12,027)
  Other . . . . . . . . . . . . . . . . . . . . . . . . .         (1,879)          28,276             9,138
                                                              -----------       ----------       -----------
Net cash flows from investing activities . . . . . . . .         (19,922)          (2,073)           (2,889)
Cash flows from financing activities:
  Payments on capitalized leases. . . . . . . . . . . . .           (588)          (2,010)           (4,136)
  Cash dividends paid . . . . . . . . . . . . . . . . . .         (5,044)          (4,129)           (4,861)
  Other . . . . . . . . . . . . . . . . . . . . . . . . .         17,598          (10,968)             (318)
                                                              -----------       ----------       -----------
Net cash flows from financing activities . . . . . . . .          11,966          (17,107)           (9,315)
Net increase (decrease) in cash and equivalents. . . . .               0                0                 0
Cash and equivalents at beginning of year. . . . . . . .               0                0                 0
                                                              -----------       ----------       -----------
Cash and equivalents at end of year. . . . . . . . . . .      $        0        $       0        $        0
                                                              ===========       ==========
===========


                AGWAY INC. AND CONSOLIDATED SUBSIDIARIES
        SCHEDULE III - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                        (Thousands of Dollars)

                        ADDITIONAL DISCLOSURES

Inventories

     Inventories at June 30 consist of the following:


                                              1994               1993
                                         -------------       -----------
Raw materials. . . . . . . . . .         $      14,530       $    13,157
Finished goods . . . . . . . . .               110,774           100,561
Goods in transit and supplies. .                 5,075             6,928
                                         -------------       -----------
                                         $     130,379       $   120,646
                                         =============       ===========


Debt

           Debt capital for Agway is supplied by its wholly owned subsid-iary, AFC, which provides financing through issuance of debt securities and bank borrowings. The payment of principal and interest on such debt is absolutely and unconditionally guaranteed by Agway. The total debt of AFC guaranteed by Agway is disclosed in Note 10.


Related Party Transactions

           Transactions between Agway Inc. and its unconsolidated subsi-diaries are as follows:

                                                    Fiscal Years Ended June 30,
                                          --------------------------------------------
                                              1994             1993            1992
                                          ------------      ----------      ----------
Net sales and revenues . . . . . . . .    $     35,512      $   31,557      $   35,857
Selling, general and administrative
  expenses. . . . . . . . . . . . . .           21,821          22,236          25,653
Interest expense, net. . . . . . . . .          10,745           5,766          13,342

AGWAY INC. AND CONSOLIDATED SUBSIDIARIES
SCHEDULE V - PROPERTIES AND EQUIPMENT
(Thousands of Dollars)



Col. A                                               Col. B        Col. C         Col. D           Col. E       Col. F
                                                                                               Other Changes
                                                                                                   (Add        Balance
                                                at Beginning      Additions                       Deduct)-      at End
Classification                                    of Period        at Cost     Retirements      Describe(1)    of Period
- - - - - - - - ---------------                                 ------------      ---------      --------      ------------  -----------

for the year ended June 30, 1994

Land and land improvements . . . . . . . . . . .   $  39,668      $   1,610      $  4,748      $    255      $   36,785
Buildings and improvements to leased property. .     144,795          7,051         9,346        (1,255)        141,245
Machinery and equipment. . . . . . . . . . . . .     215,704         14,171        11,144        (1,356)        217,375
Office equipment . . . . . . . . . . . . . . . .      33,270          3,483         2,939           (48)         33,766
Automotive equipment . . . . . . . . . . . . . .      79,163          7,123         4,302            39          82,023
Construction in progress . . . . . . . . . . . .       7,423            916                                       8,339
                                                   $ 520,023      $  34,354      $ 32,479      $ (2,365)     $  519,533


for the year ended June 30, 1993

Land and land improvements . . . . . . . . . . .   $  38,524      $   4,812      $  3,726      $     58      $   39,668
Buildings and improvements to leased property. .     148,176          9,600        12,889           (92)        144,795
Machinery and equipment. . . . . . . . . . . . .     224,263         20,103        29,247           585         215,704
Office equipment . . . . . . . . . . . . . . . .      37,555          1,914         6,186           (13)         33,270
Automotive equipment . . . . . . . . . . . . . .      81,704          9,717        12,412           154          79,163
Construction in progress . . . . . . . . . . . .      10,290         (2,867)                                      7,423
                                                   $ 540,512      $  43,279      $ 64,460      $    692      $  520,023


for the year ended June 30, 1992

Land and land improvements . . . . . . . . . . .   $  37,300      $   2,151      $    958      $     31      $   38,524
Buildings and improvements to leased property. .     146,872          3,861         4,651         2,094         148,176
Machinery and equipment. . . . . . . . . . . . .     212,823         18,707         7,240           (27)        224,263
Office equipment . . . . . . . . . . . . . . . .      37,879          2,775         3,381           282          37,555
Automotive equipment . . . . . . . . . . . . . .      80,199         10,677         9,709           537          81,704
Construction in progress . . . . . . . . . . . .      13,221         (2,931)                                     10,290
                                                   $ 528,294      $  35,240      $ 25,939      $  2,917      $  540,512

(1) Principally reclassifications

Depreciation and amortization are charged to operations, principally on a straight-line basis, over the estimated useful lives of the properties and equipment or over the term of the lease for certain capital leases. The principal depreciation and amortization rates used are as follows:

                                                Percentage Rate
                                                    Per Annum
Land improvements. . . . . . . . . . . . . . . .      5 to 10
Buildings and improvements to leased property. .      2 to 10
Machinery and equipment. . . . . . . . . . . . .      3 to 12.5
Office equipment . . . . . . . . . . . . . . . .     10 to 33
Automotive equipment . . . . . . . . . . . . . .   12.5 to 33

AGWAY INC. AND CONSOLIDATED SUBSIDIARIES
SCHEDULE VI - ACCUMULATED DEPRECIATION, DEPLETION AND
AMORTIZATION OF PROPERTIES AND EQUIPMENT
(Thousands of Dollars)



Col. A                                               Col. B          Col. C      Col. D        Col. E         Col. F

                                                                                                Other
                                                                   Additions                   Changes-
                                                    Balance       Charged to                      Add         Balance
                                                   Beginning       Cost and                    (Deduct)-       at End
Classification                                     of Period       Expenses    Retirements    Describe(1)    of Period
- - - - - - - - --------------                                     ---------      ----------   -----------    -----------    ---------
for the year ended June 30, 1994

Land and land improvements . . . . . . . . . . .   $   9,801      $     969      $  1,659      $    104      $    9,215
Buildings and improvements to leased property. .      76,560          5,962         5,906          (226)         76,390
Machinery and equipment. . . . . . . . . . . . .     102,472         11,987         6,825          (446)        107,188
Office equipment . . . . . . . . . . . . . . . .      24,790          3,730         2,509           (31)         25,980
Automotive equipment . . . . . . . . . . . . . .      46,420          8,841         3,394          (476)         51,391
                                                   $ 260,043      $  31,489      $ 20,293      $ (1,075)     $  270,164


for the year ended June 30, 1993

Land and land improvements . . . . . . . . . . .   $  10,208      $     935      $  1,395      $     53      $    9,801
Buildings and improvements to leased property. .      79,174          5,519         8,042           (91)         76,560
Machinery and equipment. . . . . . . . . . . . .     108,233         11,745        17,593            87         102,472
Office equipment . . . . . . . . . . . . . . . .      25,664          4,624         5,584            86          24,790
Automotive equipment . . . . . . . . . . . . . .      45,844          9,179         8,754           151          46,420
                                                   $ 269,123      $  32,002      $ 41,368      $    286      $  260,043


for the year ended June 30, 1992

Land and land improvements . . . . . . . . . . .   $   9,469      $     918      $    257      $     78      $   10,208
Buildings and improvements to leased property. .      74,981          5,662         2,495         1,026          79,174
Machinery and equipment. . . . . . . . . . . . .     102,189         12,008         6,307           343         108,233
Office equipment . . . . . . . . . . . . . . . .      22,521          5,874         2,904           173          25,664
Automotive equipment . . . . . . . . . . . . . .      43,901         10,004         8,444           383          45,844
                                                   $ 253,061      $  34,466      $ 20,407      $  2,003       $ 269,123



(1) Principally reclassifications

AGWAY INC. AND CONSOLIDATED SUBSIDIARIES
SCHEDULE VIII - VALUATION AND QUALIFYING ACCOUNTS
(Thousands of Dollars)


Col. A                                          Col. B                   Col. C                 Col. D         Col. E

                                                                        Additions
                                                               -------------------------
                                                                              Charged to
                                                Balance        Charged to       Other                        Balance
                                             at Beginning       Costs and      Accounts-     Deductions-      at End
Description                                   of Period          Expenses      Describe       Describe       of Period
- - - - - - - - -----------                                  ------------      ----------     ----------    ------------    ----------
for the year ended June 30, 1994

Reserves deducted in the balance sheet from
assets to which they apply:
  Allowance for doubtful notes and accounts
    receivable (current) . . . . . . . . . . .  $  13,267      $   4,204                    $   4,815(a)    $  12,656
  Allowance for doubtful leases receivable. .   $  12,080      $   5,927                    $   5,573(a)    $  12,434
Restructuring reserve. . . . . . . . . . . . .  $  26,702      $  (6,065)                   $   1,385(b)    $  19,252


for the year ended June 30, 1993

Reserves deducted in the balance sheet from
assets to which they apply:
  Allowance for doubtful notes and accounts
    receivable (current) . . . . . . . . . . .  $   9,678      $   5,517                    $   1,928(a)    $  13,267
  Allowance for doubtful leases receivable. .   $  12,045      $   4,659                    $   4,624(a)    $  12,080
Restructuring reserve. . . . . . . . . . . . .  $  75,000                                   $  48,298(b)    $  26,702
Income tax valuation allowance . . . . . . . .  $   6,347                                   $   6,347(c)    $       0


for the year ended June 30, 1992

Reserves deducted in the balance sheet from
assets to which they apply:
  Allowance for doubtful notes and accounts
    receivable (current) . . . . . . . . . . .  $   4,424      $   7,382                    $   2,128(a)    $   9,678
  Allowance for doubtful leases receivable. .   $   3,338      $  12,555                    $   3,848(a)    $  12,045
Inventory reserve (current). . . . . . . . . .  $   1,500                                   $   1,500(d)    $       0
Restructuring reserve. . . . . . . . . . . . .  $       0      $  75,000                                    $  75,000
Income tax valuation allowance . . . . . . . .  $       0      $   6,347                                    $   6,347


(a) Accounts charged off, net of recoveries.
(b) Liquidation of reserve due to personnel reductions, plant and store closings, discontinuation of product lines, and the sale of non-essential assets.
(c) Reversal due to change in circumstance attributable to future taxable income from sale of discontinued subsidiary investments.
(d) Difference between Cost and Market of applicable inventories.

AGWAY INC. AND CONSOLIDATED SUBSIDIARIES

SCHEDULE IX - SHORT-TERM BORROWINGS

(Thousands of Dollars)



         Col. A                        Col. B            Col. C       Col. D        Col. E(1)       Col. F(2)

                                                                                                    Weighted
                                                                     Maximum         Average        average
       Category of                                      Weighted      amount          amount        interest
        aggregate                     Balance           average     outstanding    outstanding        rate
       short-term                     at end            interest      during          during         during
       borrowings                    of period            rate      the period      the period     the period
       ----------                   ------------      -----------   -----------    ------------    ----------
for the year ended June 30, 1994


Notes payable. . . . .              $     62,800           5.5%      $  91,400      $  65,024         4.4%


for the year ended June 30, 1993


Notes payable. . . . .              $     70,600           4.9%      $  96,200      $  67,970         4.6%


for the year ended June 30, 1992


Notes payable. . . . .              $     38,300           5.9%      $ 133,100      $ 104,757         5.9%


(1) The average amount outstanding during the period was determined by dividing the sum of each day's outstanding amount by 365 days.

(2) The weighted average rate was determined by dividing the total interest paid on short-term borrowings by the weighted average of such borrowings outstanding on a daily basis.

AGWAY INC. AND CONSOLIDATED SUBSIDIARIES
SCHEDULE X - SUPPLEMENTARY INCOME STATEMENT INFORMATION
(Thousands of Dollars)


Column A                                                                     Column B

                                                                          Charge to costs
Item                                                                        and expenses
- - - - - - - - -------------------------------------------              ------------------------------------------------

                                                             1994              1993                1992
                                                         ----------         ----------         ----------
Maintenance and repairs. . . . . . . . . . . . . . . .   $   29,340         $   24,214         $   22,435


Depreciation and amortization of intangible assets,
  preoperating costs and similar deferrals. . . . . .          *                  *                   *


Taxes, other than payroll and income taxes . . . . . .         *                  *                   *


Royalties. . . . . . . . . . . . . . . . . . . . . . .         *                  *                   *


Advertising costs. . . . . . . . . . . . . . . . . . .   $   21,409         $   18,865         $   20,730




 *Less than 1% of net sales and revenues

Item 14(b).      Reports on Form 8-K
                 No reports on Form 8-K for the three months ended June 30, 1994, have been filed.
Item 14(c)(1). Exhibits Required by Securities and Exchange Commission Regulation S-K
                 i) The following required exhibits are hereby incorporated by reference to previously filed Registration Statements on Forms S-1, S-2 or S-
                     3, filed on the dates as specified:

                     Articles of incorporation and by-laws

                     3(a) - Certificate creating series of preferred stock of Agway Inc. dated July 5, 1977, filed by reference to Exhibit 3(a)(5) of Registration Statement on Form S-1,
                             File No. 2-59896, dated September 16,
                             1977.

                     3(b) - Certificate creating series of Honorary Member Preferred Stock of Agway Inc.
                             dated June 15, 1981, filed by reference
                             to Exhibit 1(c) of the Registration State-ment on Form S-1, File No. 2-73928, dated September 3, 1981.

                     Instrument defining the rights of security holders, including indentures

                     4(a) -  The Indenture dated as of August 25,
                             1982, between Agway and Key Bank of
                             Central New York of Syracuse, New
                             York, Trustee, including forms of Sub-
                             ordinated Money Market Certificates
                             (Minimum 9% per annum) due October
                             31, 1997, and Subordinated Money
                             Market Certificates (minimum 9.5% per
                             annum) due October 31, 1997, filed by
                             reference to Exhibit 4 of the Registration
                             Statement (Form S-1), file No. 2-79047,
                             dated August 27, 1982.

                     4(b) -  The Indenture dated as of August 1,
                             1984 between Agway and Key Bank of
                             Central New York of Syracuse, New
                             York, Trustee, including forms of Sub-
                             ordinated Money Market Certificates
                             (Minimum 9.5% per annum) due Octo-
                             ber 31, 1984, and Subordinated Member
                             Money Market Certificates (Minimum
                             10% per annum) due October 31, 1994,
                             filed by reference to Exhibit 4 of the
                             Registration Statement (Form S-2), File
                             No. 2-92989, dated August 28, 1984.

                     4(c) -  The Indenture dated as of August 2,
                             1984, between Agway and Key Bank of
                             Central New York of Syracuse, New
                             York, Trustee, including forms of Sub-
                             ordinated Money Market Certificates
                             (Minimum 10% per annum) due October
                             31, 1984, and Subordinated Member
                             Money Market Certificates (Minimum
                             10.5% per annum) due October 31,
                             1994, filed by reference to Exhibit 4 of the Registration Statement (Form S-2), File No. 2-92989, dated August 28,
                             1984.

                     4(d) - The Indenture dated as of September 1, 1985, between Agway and Key Bank of Central New York of Syracuse, New
                             York, Trustee, including forms of Sub-
                             ordinated Money Market Certificates
                             (Minimum 7.5% per annum) due Octo-
                             ber 31, 2005, and Subordinated Member
                             Money Market Certificates (Minimum
                             8% per annum) due October 31, 1995,
                             filed by reference to Exhibit 4 of the
                             Registration Statement (Form S-2), File
                             No. 2-99905, dated August 27, 1985.

                     4(e) - The Indenture dated as of September 2, 1985, between Agway and Key Bank of Central New York of Syracuse, New
                             York, Trustee, including forms of Sub-
                             ordinated Money Market Certificates
                             (Minimum 8% per annum) due October
                             31, 1995, and Subordinated Member
                             Money Market Certificates (Minimum
                             8.5% per annum) due October 31, 1995,
                             filed by reference to Exhibit 4 of the
                             Registration Statement (Form S-2), File
                             No. 2-99905, dated August 27, 1985.

Item 14(c)(1).      Exhibits Required by Securities and Exchange
                    Commission Regulation S-K - Continued

                     4(f) - The Indenture dated as of September 1, 1986 between AFC and Key Bank of Central New York of Syracuse, New
                             York, Trustee, including forms of Sub-
                             ordinated Member Money Market Cer-
                             tificates (Minimum 6.5% per annum)
                             due October 31, 1996, Subordinated
                             Member Money Market Certificates
                             (Minimum 6% per annum) due October
                             31, 2006, Subordinated Money Market
                             Certificates (Minimum 6% per annum)
                             due October 31, 1996, and Subordinated
                             Money Market Certificates (Minimum
                             5.5% per annum) due October 31, 2006,
                             filed by reference to Exhibit 4 of the
                             Registration Statement (Form S-3), File
                             No. 33-8676, dated September 11, 1986.

                     4(g) - The Supplemental Indenture dated as of October 1, 1986 among AFC, Agway
                             Inc. and Key Bank of Central New York
                             of Syracuse, New York, Trustee, includ-
                             ing forms of subordinated debt securities filed by reference to Exhibit 4 of Regis-tration Statement on Form S-3, File No. 33-8676, dated September 11, 1986.

                     4(h) -  The Indenture dated as of August 24,
                             1987 between AFC and Key Bank of
                             Central New York of Syracuse, New
                             York, Trustee, including forms of Sub-
                             ordinated Member Money Market Cer-
                             tificates (Minimum 7% per annum) due
                             October 31, 1998, and Subordinated
                             Member Money Market Certificates
                             (Minimum 6.5% per annum) due Octo-
                             ber 31, 2008, and Subordinated Money
                             Market Certificates (Minimum 6.5% per
                             annum) due October 31, 1998, and
                             Subordinated Money Market Certificates
                             (Minimum 6% per annum) due October
                             31, 2008, filed by reference to Exhibit 4 of Registration Statement on Form S-3, File No. 33-16734, dated August 31,
                             1987.

                     4(i) -  The Indenture dated as of August 23,
                             1988 between AFC and Key Bank of
                             Central New York of Syracuse, New
                             York, Trustee, including forms of Sub-
                             ordinated Member Money Market Cer-
                             tificates (Minimum 9.5% per annum)
                             due October 31, 2000, and Subordinated
                             Member Money Market Certificates
                             (Minimum 9% per annum) due October
                             31, 2008, and Subordinated Money
                             Market Certificates (Minimum 9% per
                             annum) due October 31, 2000, and
                             Subordinated Money Market Certificates
                             (Minimum 8.5% per annum) due Octo-
                             ber 31, 2000, filed by reference to
                             Exhibit 4 of Registration Statement on
                             Form S-3, File No. 33-24093, dated
                             August 31, 1988.

                     4(j) - The Supplemental Indenture dated as of October 14, 1988 among AFC, Agway
                             Inc. and Key Bank of Central New
                             York, National Association, Trustee,
                             amending the Indentures dated as of
                             August 23, 1988 and August 24, 1988
                             filed on October 18, 1988.

                     4(k) -  The Indenture dated as of August 23,
                             1989, among AFC, Agway Inc. and Key
                             Bank of Central New York of Syracuse,
                             New York, Trustee, including forms of
                             Subordinated Money Market Certificates
                             and Subordinated Members Money
                             Market Certificates, filed by reference to
                             Exhibit 4 of Registration Statement on
                             Form S-3, File No. 33-30808, dated
                             August 30, 1989.

                     4(l) -  AFC Board of Directors resolutions
                             authorizing the issuance of Money Mar-
                             ket Certificates under Indentures dated
                             as of August 23, 1989.

                     4(m) -  Agway Board of Directors resolutions
                             authorizing the issuance of Honorary
                             Member Preferred Stock, Series HM
                             and Membership Common Stock and
                             authorizing AFC to issue Money Market
                             Certificates under Indentures dated as of August 23, 1989.

Item 14(c)(1).       Exhibits Required by Securities and Exchange
                     Commission Regulation S-K - Continued

                     4(n) - The Supplemental Indenture dated as of August 24, 1992 among AFC, Agway
                             Inc. and Key Bank of New York, Trust-
                             ee, amending the Indenture dated as of
                             August 23, 1989.

             (ii) The following exhibits are filed as a separate section of this report:

             3 -     Agway, Inc. By-laws as amended June 14, 1994

             12 -    Statements re computation of ratios

             13 -    Annual report to security holders, Form 10-Q or
             quarterly report to security holders

             21 -    Subsidiaries of registrant

             23 -    Consents of experts and counsel

             27 -    Financial data schedule

             99 -    Additional exhibits
                     The Annual Report on Form 11-K for fiscal year ended June 30, 1994.

                                  SIGNATURES

           Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   AGWAY INC.
                                 (Registrant)

                                    By         /s/ Donald P. Cardarelli
                                               Donald P. Cardarelli
                                               Executive Vice President and
                                               Chief Operating Officer
                                               (Principal Executive Officer)


                                    Date        September 21, 1994

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


                 Signature                                   Title                         Date

          /s/ Donald P. Cardarelli                   Executive Vice President and         September 21, 1994
            (Donald P. Cardarelli)                   Chief Operating Officer
                                                     (Principal Executive Officer)


          /s/ Peter J. O'Neill                       Senior Vice President,               September 21, 1994
              (Peter J. O'Neill)                     Finance & Control
                                                     (Principal Financial Officer
                                                     & Principal Accounting Officer)


          /s/ Ralph H. Heffner                       Chairman of the                      September 21, 1994
               (Ralph H. Heffner)                    Board and Director


          /s/ Charles C. Brosius                     Vice Chairman of the                 September 21, 1994
           (Charles C. Brosius)                      Board and Director


          /s/ Richard C. Call                        Director                             September 21, 1994
             (Richard C. Call)

          /s/ Vyron M. Chapman                       Director                             September 21, 1994
             (Vyron M. Chapman)


          /s/ Eugene Freund                          Director                             September 21, 1994
              (Eugene Freund)


          /s/ Peter D. Hanks                         Director                             September 21, 1994
            (Peter D. Hanks)


             Signature                        Title                    Date


          /s/ Frederick A. Hough          Director                September 21, 1994
            (Frederick A. Hough)


          /s/ Stephen P. James            Director                September 21, 1994
            (Stephen P. James)


          /s/ Robert L. Marshman          Director                September 21, 1994
            (Robert L. Marshman)


          /s/ Samuel F. Minor             Director                September 21, 1994
             (Samuel F. Minor)


          /s/ Donald E. Pease             Director                September 21, 1994
             (Donald E. Pease)


          /s/ John H. Ross                Director                September 21, 1994
            (John H. Ross)


          /s/ Carl D. Smith               Director                September 21, 1994
             (Carl D. Smith)


          /s/ Thomas E. Smith             Director                September 21, 1994
           (Thomas E. Smith)


          /s/ John H. Talmage             Director                September 21, 1994
           (John H. Talmage)


          /s/ Joel L. Wenger              Director                September 21, 1994
           (Joel L. Wenger)


          /s/ Christian F. Wolff, Jr.     Director                September 21, 1994
            (Christian F. Wolff, Jr.)


          /s/ William W. Young            Director                September 21, 1994
           (William W. Young)


Supplemental Information to be Furnished with Reports Filed
Pursuant to Section 15(d) of the Act by Registrants Which Have
Not Registered Securities Pursuant to Section 12 of the Act.

   As of the date of this filing on Form 10-K, the Registrant has not had available to be sent to security holders the annual report for fiscal year ended June 30, 1994. Subsequent to the filing of the annual report on Form 10-K, the Registrant shall furnish security holders with annual reports.

                                APPENDIX




NARRATIVE DESCRIPTION OF ORGANIZATIONAL CHART OMITTED ON PAGE 4
- - - - - - - - ---------------------------------------------------------------

The organizational structure of Agway Inc. as of June 30, 1994 was as follows:

Agway Inc is the parent company of this organization. The organization consists of these areas: Corporate
Administration, Agriculture and Consumer, and Other
Segments.

Corporate Administration encompasses divisions of Agway
Inc. responsible for financial, legal, corporate, and information services, cooperative relations and planning and operations. Also within this group are Agway
Financial Company (AFC), a wholly owned subsidiary of Agway Inc. and Agway Holdings Inc. (AHI), a wholly owned subsidiary of AFC.

Agriculture and Consumer consists of feed and crops operations, retail/wholesale operations, and country foods.
Divisions within Agway Inc. are responsible for feed and crop operations as well as retail/wholesale operations.
Within the feed and crop operations, Milford Fertilizer
Company is a wholly owned subsidiary of Agway Inc. and Seedway Inc., Allied Seed Cooperative Inc. and Pro-Lawn
Products Inc. are wholly owned subsidiaries of AHI.
Within the country foods operations, Sacramento Valley
Milling Inc. and Agway Country Foods Inc. are wholly owned subsidiaries of AHI. Also within the country foods operations are Merchants Produce Company Inc., Midstate
Potato Distributors, Inc., V. Guifre & Sons, Inc., and Sam
Panebianco and Sons, Inc., all wholly owned subsidiaries of Agway Country Foods Inc.

The Other Segments include the energy group, consisting of Agway Petroleum Corporation, a wholly owned subsidiary of AHI; the financial services group consisting of Telmark, Inc., Agway Insurance Company, and Agway
General Agency, Inc., all wholly owned subsidiaries of AHI; and discontinued operations consisting of Curtice
Burns Foods, Inc. and H. P. Hood Inc., both subsidiaries of AHI.

                                  AGWAY INC.
                                  FORM 10-K
                                JUNE 30, 1994
                                EXHIBIT INDEX

Exhibit
Number Title
- - - - - - - - ------ -----
( 3)   Articles of incorporation and by-laws . . . . . . . . . . . .Page

(12)   Statements re computation of ratios . . . . . . . . . . . . .Page

(13)   Annual report to security holders, Form 10-Q
       or quarterly report to security holders . . . . . . . . . . .Page

(21)   Subsidiaries of registrant. . . . . . . . . . . . . . . . . .Page

(23)   Consent of experts and counsel. . . . . . . . . . . . . . . .Page

(27)   Financial data schedule . . . . . . . . . . . . . . . . . . .Page

(99)   Additional exhibits
         Annual report on Form 11-K for the fiscal year
         ended June 30, 1994 of The Agway Inc. Employees'
         Thrift Investment Plan. . . . . . . . . . . . . . . . . . .Page